UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

___ Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934.

or

 X Annual Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934
for the Fiscal Year Ended __December 31, 2007_____.

or

___ Transition Report Pursuant to Section 13 OR 15(d) of the Securities Exchange Act pf 1934.
For the transition period from _____ to _____.

Commission file number 000-52145_____

Black Diamond Brands Corporation
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Business Corporations Act (British Columbia)
(Jurisdiction of incorporation or organization)

Suite 600, 595 Hornby Street, Vancouver, BC, Canada, V6C 2E8
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 17,418,852 at December 31, 2007.

1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ___Yes _X_ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to filed reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 ___Yes X No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) _X_ Yes __ No; and (2) has been subject to such filing requirements for the past 90 days. _X_ Yes __ No.

Indicate which financial statement item the registrant elects to follow: _X_ Item 17 __ Item 18.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __   Accelerated filer __   Non-accelerated filer _X_

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ___ Yes X No

Black Diamond Brands Corporation

Table of Contents

Page No.

Part I

Item 1. Identity of Directors, Senior Management and Advisors 5

Item 2. Offer Statistics and Expected Timetable 5

Item 3. Key Information 5

Item 4. Information on the Company...12

Item 5. Operating and Financial Review and Prospects 18

Item 6. Directors, Senior Management and Employees...21

Item 7. Major Shareholders and Related Party Transactions...24

Item 8. Financial Information 26

Item 9. The Offer and Listing 26

Item 10. Additional Information. 28

Item 11. Quantitative and Qualitative Disclosures About Market Risk 38

Item 12. Description of Securities Other Than Equity Securities 38

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies 39

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.......................39

Item 15 Controls and Procedures..39

Item 16 [Reserved by SEC] 39

Item 16A Audit Committee Financial Expert 39

Item 16B Code of Ethics..39

Item 16C Principal Accountant Fees and Services 39

Item 16D Exemptions from the Listing Standards for Audit Committees..39

Item 16E Purchases of Equity Securities by the Issuer and Affiliated Purchasers 39

Part III

Item 17. Financial Statements 39

Item 18. Financial Statements 39

Item 19. Exhibits 39

Signatures 40

Introduction. Black Diamond Brands Corporation (together with its subsidiaries, referred to as "Black Diamond," "Company", "we", "our" or "us"), a British Columbia corporation organized in 2000, distributes adult beverages (wine and spirit products) in Canada and the United States. Historically, we have sold most of our products, as a distributor, in Canada (British Columbia and Alberta), and a small amount has been sold in New York. We are now implementing a business plan to produce and market our private label of Liberty Valley™ wine portfolio worldwide. While continuing activities in the beverage distribution sector, we are developing an additional business endeavor of seeking undervalued oil and gas properties in Western Canada for potential acquisition.

Item 1. Identity of Directors, Senior Management and Advisors. The President of the Company is Bradley J. Moynes, Suite 600, 595 Hornby Street, Vancouver, BC, Canada, V6C 2E8; and Vice President of the Company is James R. Moynes, Unit #8-1063 West 7th Ave. Vancouver, BC V6H-1B2 See Item 6 for further information.

The Company's audit firm is Watson Dauphinee & Masuch, Suite 420, 1501 West Broadway, Vancouver, British Columbia V6J 4Z6. For further information, see Item 16C and the financial statements under Item 8.

Item 2. Offer Statistics and Expected Timetable. Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

The following selected information should be read in conjunction with the Company's financial statements, and notes, filed with this Form 20-F. This information, and all other financial information in this Form 20-F, is stated in Canadian dollars unless otherwise noted.

The financial information is presented on the basis of generally accepted accounting principles in Canada. With respect to the Company's financial statements, there are no material differences from applying these principles compared to applying United States generally accepted accounting principles. Please see note 15.

Selected Consolidated Financial and Operating Data.

	Period Ended 31 Dec 2007	Year Ended December 31,				
Operating Data		**2006**	**2005**	**2004**	**2003**	**2002**
Sales	$3,965	$ 5,105	$ 124,847	$ 291,091	$ 204,661	$65,3593
Gross profit, net cost of sales	$1,000	3,204	36,176	123,516	50,352	22,185
Net loss for the period	(524,780)	(440,672)	(273,567)	(118,432)	(148,391)	(186,428)
(Loss) per common share – basic & diluted	(0.04)	(0.04)	(0.03)	(0.01)	(0.02)	(0.02)
Number of shares outstanding	17,418,852	13,577,223	10,735,447	9,168,780	9,168,780	9,228,500
Balance Sheet Data	Period Ended 31 Dec 2007	Dec 31 2006	Dec 31 2005	Dec 31 2004	Dec 31 2003	Dec 31 2002
Current Assets	79,862	104,245	46,150	170,415	160,730	27,348
Current Liabilities	427,164	269,931	194,375	212,894	183,071	121,874
Total assets	88,400	113,145	55,517	190,465	207,184	56,754
Share Capital	1,567,600	1,025,342	599,198	369,170	369,170	344,802
Accumulated Shareholder's deficit	(1,915,764)	(1,390,984)	(950,312)	(676,745)	(558,313)	(409,922)
Dividends per common share	0	0	0	0	0	0

Exchange Rates.

The Company's financial statements are stated in Canadian dollars. The Company realized a gain on foreign exchange of $31,803 and a loss of $(8,565) for the years ended 2007 and 2006 respectively, and a gain of $6,817 for the year ended December 31, 2005. These gains, and the loss, were due to currency swings between the Canadian and United States dollar.

In this Form 20-F/A, references to "dollars", "$" or "Cdn$" are to Canadian dollars, unless otherwise specified. Reference to "US$" refers to United States dollars. The Bank of Canada closing exchange rate on December 31, 2007 was Cdn$0.9881 per US$1.00.Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On March 31, 2007, the exchange rates in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York) was $1.1529. For the past five fiscal years ended December 31, and for the period between January 1, 2007 and December 31, 2007, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars (based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York):

Year Ended	Average
December 31, 2003	$1.4014
December 31, 2004	$1.3015
December 31, 2005	$1.2116
December 31, 2006	$1.1340
December 31, 2007	$1.0747

Month ended	High	Low
January 31, 2007	$1.1848	$1.1660
February 28, 2007	$1.1804	$1.1736
March 31, 2007	$1.1817	$1.1548
April 30, 2007	$1.1600	$1.1163
May 31, 2007	$1.1163	$1.0760
June 30, 2007	$1.0760	$1.0590
July 31, 2007	$1.0701	$1.0445
August 31, 2007	$1.0830	$1.0513
September 30, 2007	$1.0595	$0.9952
October 31, 2007	$1.0012	$0.9577
November 30, 2007	$1.0020	$0.9288

B.   Capitalization and Indebtedness.

The following table sets forth our capitalization as of December 31, 2007, using:

•17,418,852   shares outstanding on an actual basis; and

•18,418,852   shares outstanding on an as adjusted basis to reflect changes through July
                          17, 2008.

On May 23, 2007, the Company completed a brokered private placement of 500,000 units at a
price of US$0.225 per unit, raising gross proceeds of $121,871 (US$112,500). One unit consists
of one common share and one share purchase warrant. One warrant entitles the holder to
purchase one additional common share of the Company exercisable at a price of US$0.40 per
share until May 31, 2008. The Company paid finders' fees in the amount of $12,187
(US$11,250).

On June 27, 2008, the Company completed a brokered private placement of 1,000,000 units at a price of
US$0.15 per unit, raising gross proceeds of $153,810 (US$150,000). One unit consists of one common
share and one share purchase warrant. One warrant entitles the holder to purchase one additional
common share of the Company exercisable at a price of US$0.25 per share until June 15, 2009. The
Company paid finders' fees in the amount of $15,381 (US$15,000).

You should read this information together with our consolidated financial statements, including the
related notes, and Item 5, "Operating and Financial Review and Prospects."

	Dec. 31, 2007 (audited)	As adjusted, July 17, 2008 (unaudited)
Cash and cash equivalents	$7,314	$135,402
Long-term obligations, less current portion	-	$276,908
Shareholders' deficiency		
Share capital, without par value, shares outstanding: Dec 31, 2007 - 17,418,852 (18,418,852 July 17, 2008)	$1,567,600	$1,062,042
Accumulated deficit	$(1,915,764)	$(1,742,778)
Shareholders' deficiency	$(300,260)	$(126,612)
Total Capitalization (long-term debt plus shareholders' deficiency)	$(88,400)	$(85,644)

*None of the capitalization referred to above is secured or guaranteed. All amounts in respect of capitalization including long term debt are unsecured and not guaranteed.

C.   **Reasons for The Offer and Use of Proceeds**. Not applicable.

D. Forward Looking-Statements and Risk Factors.

Forward-looking Statements. In this document, we are showing you a picture which is part historical (events which have happened) and part predictive (events which we believe will happen). Except for the historical information, all of the information in this document make up "forward looking" statements. Specifically, all statements (other than statements of historical fact) regarding our financial position, business strategy and plans and objectives are forward-looking statements. These forward-looking statements are based on the beliefs of management, as well as assumptions made by and information currently available to management. These statements involve known and unknown risks, including the risks resulting from economic and market conditions, accurately forecasting operating and capital expenditures and capital needs, successful anticipation of competition which may not yet be fully developed, and other business conditions. Our use of the words "anticipate", "believe", "estimate", "expect", "may", "will", "continue" and "intend", and similar words or phrases, are intended to identify forward-looking statements (also known as "cautionary statements"). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now believe will occur may turn out to be inaccurate or incomplete. We cannot assure you that our expectations will prove to be correct. Actual operating results and financial performance may prove to be very different from what we now predict or anticipate. The "risk factors" below specifically address all of the factors now identifiable by us that may influence future operating results and financial performance.

Risk Factors.

Risks Related to the Business.

We have a history of operating losses and need additional capital to implement our business plan. For the period ended December 31, 2007, we recorded a net loss of $524,780 from operations compared to a net loss of $440,672 for the period ended December 31, 2006. The financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern. However, as shown in note 1 to the financial statements, our ability to continue operations is uncertain. We will need additional capital to fully implement our business plan of selling the Liberty Valley ™ product line to United States consumers.

The Company continues to incur operating losses, and has a consolidated deficit of $1,915,764 as at December 31, 2007. Operations for the year ended December 31, 2007 have been funded primarily from the issuance of share capital and the continued support of creditors. Historically, we have met working capital needs primarily by selling equity to Canadian residents, and from loans (including loans from relatives of principal shareholders). We are estimating that at least $500,000 will be needed to begin an active marketing campaign for the Liberty Valley™ wines, produce the products in anticipation of sales, and pay general and administrative costs pending receipt of revenues from selling the product. A full implementation of our business plan for the Liberty Valley™ product line will be delayed until the necessary capital is raised. We are seeking sources of equity capital, but there are no agreements in place as of the date this Form 20-F is filed. See Item 5, "Operating and Financial Review and Prospects."

We are dependent on two officers to run our business, and may not be able to recruit and retain the key personnel needed to build and run a large wine marketing organization. We are dependent on our president Bradley J. Moynes, and vice president James Robert Moynes to run our business at the present time. As we begin a large sales, distribution and marketing campaign for the Liberty Valley™ portfolio, we will have to recruit personnel with experience in wine distribution and marketing. The Company is early stage, so we may not be able to successfully attract and retain such persons.

The Company may not be able to effectively compete in the adult beverage production and sales market. We have distributed wine and spirit products in Canada and the United States previously. Our new business plan is to introduce and sell our own branded Liberty Valley™ wines portfolio in the United States.

The premium table wine industry is intensely competitive and highly fragmented. There are approximately 3,700 wineries in the United States alone; the largest sell wine under their proprietary labels and are vertically integrated with their own vineyards, and supplement their grape inventory through contracts with independent producers. Other wineries bottle wine for various private label distributors.

Our products may compete in the premium wine market segments with many other premium domestic, and foreign, wines. Our wines may also compete with popular-priced generic wines and with other alcoholic and, to a lesser degree, non-alcoholic beverages, for shelf space in retail stores and for marketing focus by independent distributors, most of whom carry extensive brand portfolios. Being a fairly new and smaller company than many of our competitors who have greater financial, technical, marketing and public relations resources than we presently have, may put us at a disadvantage. We may be unable to compete successfully against other producers.

We may not be able to establish and maintain an effective distribution network in the United States.

The success of the Liberty Valley™ product line will depend first on setting up distribution agreements with established beverage distributors who will market the wines to their retail outlet and restaurant customers; and second, on consumers buying the products. Presently, we are in negotiations with two large distributors but final terms have not been agreed upon. We expect the distributors we appoint to resell the products principally to retail outlets including grocery stores, package liquor stores, club and discount stores, and restaurants. The replacement or poor performance of a distributor, or an inability to collect accounts receivable, could materially and adversely affect the Company's results of operations and financial condition. Distribution channels for adult beverage products have been consolidating in recent years. In addition, retailers of the Liberty Valley™ brand will also be offering other wines that will compete directly with ours for retail shelf space and consumer purchases. There is a risk that resellers may give higher priority to competing products. Our distributors may not continue to repurchase our products or provide their customers with adequate levels of promotional support.

Reliance on limited product sources may adversely impact the Company. The Company has negotiated a five year custom case goods supply and distribution agreement with Oak Ridge Winery of Lodi, California to produce, bottle, label and ship Tier I, Tier II and Tier III Liberty Valley™ wines. We will be dependent on their timely production and shipping of product that meets our specifications. Failure to meet our specifications could result in alternative sourcing, which may cause interruption to our business.

The Liberty Valley™ product line has not been demonstrated to have broad consumer appeal. We have sold only a limited amount of the new product line. While we have spent considerable time and capital investing in the market opportunity there is no assurance Liberty Valley ™ will have broad consumer appeal. After investing time and capital into initial production runs, the products may not sell in expected volumes. The Company is not a large corporation introducing a new product, with the ability to absorb the losses of a failed market introduction. Such a failure could harm the Company's ability to stay in business.

Variable sales may cause stock price variances. The adult beverage distribution industry is subject to seasonal and quarterly fluctuations in revenues and operating results. Sales volume tends to increase during summer months and the holiday season, but decrease after the holiday season. As a result, our sales and earnings are likely to be highest during the fourth quarter and lowest in the first quarter. This may cause fluctuations in the market price of our common stock.

Vineyard disease and other factors could adversely impact operations. Various diseases, pests, fungi, viruses, drought, frosts and certain other weather conditions can affect the quality and quantity of grapes available to the vineyards we will sign up. Many California vineyards have been infested in recent years with phylloxera. It is possible that our producers' vineyards could be infected with current or new strains of phylloxera. Pierce's Disease is a vine bacterial disease that has been in California for more than 100 years. Both of these diseases are hard to control after infestation. In addition, future government restrictions on the use of fertilizers and other materials in grape growing may increase vineyard costs and/or reduce production. Grape growing also requires adequate water supplies. A substantial reduction in water supplies could result in material losses of grape crops and vines. If these factors impact our producers, our costs may be increased thus affecting profitability.

Our business requires vigilant protection of intellectual property. Our Liberty Valley™ wines are branded consumer products. The market's ability to distinguish our brand name from the competition depends, in part, on the vigilant enforcement of the name. Competitors may use trademarks, trade-names or brand names that are similar to ours, which could weaken our intellectual property rights. If competitors infringe on our Company, we may have to litigate to protect the rights. Litigation is expensive and would divert attention from business operations, and the end result of any litigation is uncertain.

Product liability claims could adversely impact the business. A discovery of contamination in any of our wines, through tampering or otherwise, could result in a product recall, which would significantly damage our reputation and could seriously harm our business and sales. Although the Company will maintain insurance against such risk, it might not be enough to cover liabilities.

Increased excise taxes or changes in government regulation could hurt operations. The sale of beverage alcohol products in the United States is subject to excise and other taxes, which change from time to time. Significant increases in these taxes could materially and adversely affect the Company's financial condition or results of operations. Recently, many states have considered proposals to increase, and some of these states have increased, state alcohol excise taxes. New or increased licensing fees, requirements or taxes could also have a material adverse effect on the Company's financial condition or results of operations.

The beverage alcohol products industry is subject to extensive regulation by federal, state and local governmental agencies concerning such matters as licensing, trade and pricing practices, permitted and required labeling, advertising and relations with wholesalers and retailers. Some federal and state regulations also require warning labels and signage. Changes could require re-labeling of our wines, which is expensive and time-consuming, because any changes must be approved by the Alcohol and Tobacco Tax and Trade Bureau, US Department of the Treasury, (the "TTB").

Our entry into the oil and gas property acquisition business may not be successful and there are risks attendant to these activities which are different from our wine distribution business. The Company intends to retain a third party oil and gas engineer to assist the Company by identifying undervalued oil and gas interests in Western Canada that might be appropriate to acquire. The individual will have experience in the petroleum industry and be responsible for all operations of the newly established 100% subsidiary; Point Grey Energy Inc., as our current officers and directors (Bradley Moynes and Robert Moynes) have limited experience in the oil and gas business.

The oil and gas property acquisition business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase, and exploit producing and nonproducing opportunities. Even with capital and experience, the industry risks of drilling dry holes and cost overruns are significant. Environmental compliance is an increasingly complex and costly burden to entry for many new exploration areas, and often times, and even if permits are obtained, they are sufficiently restrictive that a property cannot be explored to its full potential.

We may not be able to locate acquisition opportunities, or finance those we can. We offer no assurance that our entry into this business activity will be successful. Pursuant to a Rights Purchase Agreement dated June 24, 2008, the Company agreed to acquire certain oil and gas rights in a property located in the Montag area of Alberta (the "Montag Property") for a cash consideration of $20,500. The acquisition is pending on the resolution of a dispute between the vendor and the underlying owner and operator of the Montag Property with respect to the vendor's entitlement to a working interest in the Montag Property.

Risks Related to Our Stock.

If we have to raise capital by selling securities in the future, your rights and the value of your investment in the Company could be reduced. If we issue debt securities, the lenders would have a claim to our assets that would be superior to the stockholder rights. Interest on the debt would increase costs and negatively impact operating results. If we issue more common stock or any preferred stock, your percentage

ownership will decrease and your stock may experience additional dilution, and the holders of preferred stock (called preference securities in Canada) may have rights, preferences and privileges which are superior to (more favorable) the rights of holders of the common stock. It is likely the Company will sell securities in the future. The terms of such future transactions presently are not determinable.

If the market for our common stock is illiquid in the future, you could encounter difficulty if you try to sell your stock. Our stock trades on the "OTC.BB" but it is not actively traded. If there is no active trading market, you may not be able to resell your shares at any price, if at all. It is possible that the trading market in the future will continue to be "thin" or "illiquid," which could result in increased price volatility. Prices may be influenced by investors' perceptions of us and general economic conditions, as well as the market for beverage companies generally. Until our financial performance indicates substantial success in executing our business plan, it is unlikely that there will be coverage by stock market analysts will be extended. Without such coverage, institutional investors are not likely to buy the stock. Until such time, if ever, as such coverage by analysts and wider market interest develops, the market may have a limited capacity to absorb significant amounts of trading. As the stock is a "penny stock," there are additional constraints on the development of an active trading market – see the next risk factor.

The penny stock rule operates to limit the range of customers to whom broker-dealers may sell our stock in the market. In general, "penny stock" (as defined in the SEC's rule 3a51-1 under the Securities Exchange Act of 1934) includes securities of companies which are not listed on the principal stock exchanges, or the Nasdaq National Market or the Nasdaq Capital Market, and which have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2 million ($5 million if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6 million in the last three years.

As "penny stock," our stock therefore is subject to the SEC's rule 15g-9, which imposes additional sales practice requirements on broker-dealers which sell such securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1 million or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are the officers or directors of the issuer of the securities). For transactions covered by rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. This rule may adversely affect the ability of broker-dealers to sell our stock, and therefore may adversely affect our stockholders' ability to sell the stock in the public market.

Your legal recourse as a United States investor could be limited. The Company is incorporated under the laws of British Columbia. Most of the assets now are located in Canada. Our directors and officers and the audit firm are residents of Canada. As a result, if any of our shareholders were to bring a lawsuit in the United States against the officers, directors or experts in the United States, it may be difficult to effect service of legal process on those people who reside in Canada, based on civil liability under the Securities Act of 1933 or the Securities Exchange Act of 1934. In addition, we have been advised that a judgment of a United States court based solely upon civil liability under these laws would probably be enforceable in Canada, but only if the U.S. court in which the judgment were obtained had a basis for jurisdiction in the matter. We also have been advised that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon the United States' securities laws.

Item 4. Information on the Company.

A. History and Development of the Company.

The Company is a British Columbia corporation (organized on December 28, 2000, incorporation number BC 0619991, which is the incorporation number reflecting transition to the new corporate statute (the British Columbia Business Corporations Act)). The registered office is at 4th Floor 888 Fort Street Victoria, British Columbia, V8W- 1H8. The corporate office is at Suite 600-595 Hornby Street, Vancouver, British Columbia, V6C 2E8; telephone (604)-646-5620. We do not have an agent in the United States.

The Company's legal name is Black Diamond Brands Corporation and business is carried on in this name

and/or Black Diamond Importers Inc. in Canada at this time. On June 26, 2007 the Company changed it corporate name from Black Diamond Holdings Corporation to Black Diamond Brands Corporation.

B. Overview.

Since 2001, we have been engaged in the distribution of adult beverage products in Canada (primarily in the Provinces of British Columbia and Alberta), through our wholly owned subsidiary, Black Diamond Importers Inc. Beginning in mid-2003, we began marketing private label wine products in the United States under the "Liberty Valley"™ name and label, with red and white wines produced in Argentina. These activities were conducted through Black Diamond Importers Inc., a wholly-owned Canadian subsidiary. The trademark "Liberty Valley ™" originally was issued by the United States Patent and Trademark Office to Black Diamond Brands Corporation and is now owned by its wholly-owned U.S. subsidiary, Liberty Valley Wines, LLC (LVW). Our wine portfolio is produced and supplied in partnership with historic Oak Ridge Winery of Lodi, California; the oldest operating winery in Lodi since 1934.

The Company has invested minimally in capital equipment, in the aggregate sum of $6,824 in 2007 and 2006. From incorporation to the year ended December 31, 2005, the Company raised US$599,198 in capital through offerings of its common shares and invested this capital into funding its Canadian and United States business. In 2006 the Company raised a further US$417,603 and an additional US$109,684 in 2007 and invested it on brand development, market and branding surveys, inventory and legal and accounting expenses to become a fully reporting issuer and file a registration statement with the Securities and Exchange Commission. The Company is not expending any capital on divestitures at this time and has no intention to secure capital to undertake any such divestitures. For the period ending July 17, 2008, the Company raised a further US$135,000 net of commissions and utilized the capital to complete development of the Liberty Valley brand, legal and accounting expenses, copyright licensing agreement and business strategies required to distribute its products in the United States. The Company also utilized $20,500 to purchase a 5% carried interest in a natural gas property in Alberta, Canada.

The wine distribution business is affected by seasonality insofar as consumer demand peaks during certain months, particularly November and December as well as during the summer months. Our access to inventory is thus impacted for a month or more prior to the onset of consumer demand, as we must order product to be in line for delivery to distributors along with other customers of the wine producers/vineyards. As a result, revenues peak in spring and autumn.

Business in Canada.

Our business began with securing the Canadian distribution rights to an Italian produced infused vodka product known and branded as Zone Vodka, which had not previously been sold in Canada. We negotiated Canadian distribution rights with the manufacturer and started up a sales and marketing strategy based on creating demand without mass advertising. The provincial government controls the distribution of adult beverages in Canada and specifically British Columbia. Retail distribution is facilitated through government operated liquor stores and through private beer and wine stores or local agents acting on behalf of the government. For all products imported into British Columbia, the Liquor Distribution Branch (the "LDB") is the "importer of record." Ownership and title of the products, however, remains with the Company until LDB orders the product. The LDB sets listings and prices and only those products that secure a listing are made available to the consumer. Sales quotas must be maintained for products to keep their listing.

We were successful in establishing brand recognition in the restaurant and licensed establishment industry to create consumer awareness, and through this a retail demand for its licensed products and consequent listing of these products with the British Columbia LDB. We believe that our strategy of creating demand resulted in a number of products obtaining LDB listing status and that otherwise these products would never have been sold in Canada. We refer to this strategy as "pull marketing."

We established the Company as a reputable Canadian distributor of premium adult beverage products. Of critical importance was the identification of new high quality lifestyle products that did not have distribution

in Canada and specifically Western Canada. The strategy of driving consumer interest in potential new product listings led to negotiating licensing agreements for a diversified group of product offerings. We secured licenses to distribute Zone Vodka and Redrum as well as a collection of unique French, Argentinean and Chilean wines and tequila products.

Due in part to the structure and regulation of the Canadian beer, wine and spirits industry, the key to success as a distributor requires the securing of listings of products with the local liquor distribution agencies and providing consumer awareness for the products distributed. Capital requirements were limited given that once a listing was secured; the purchaser became the LBD. This made entrance into the business more dependent upon the quality of product and securing the listing, than upon capital necessary to procure inventory. The Company utilized pull marketing to secure listings for its licensed products and established a reputation for quality and support for the British Columbia and Alberta liquor distribution authorities.

While the Canadian business model had attractive features, it was constrained by very small margins and a relatively small consumer base. Growth of the business was a direct function of volume and price. We considered purchasing and/or joint venturing with other distributors whose primary value was the quality of their listings. However, like the Company's business in Canada, often the value of the smaller distributors depends on relationships they hold with the producer (i.e. the distiller or the vintner). In the absence of a continuing and quantifiable relationship with the producer, value can't be quantified. Thus, after reviewing several potential acquisitions, we concluded that either substantial capital was required to purchase mature distributors, or in the case of smaller enterprises, the long-term value could not be adequately quantified. Therefore, expansion through acquisition was not pursued.

We began to identify other business opportunities in wine and spirits, and in particular, private labeling our own product for distribution in the United States, where we believe the opportunities for profit margin are significantly greater. In the United States, generally, the adult beverage distribution industry is subject to labeling and production regulations, and taxation, but products are sold by the private sector without having to be approved ("listed") by the government.

Sales volumes in 2004 through 2007 reflect the change in direction to a new business model. In 2004, sales were $291,091, 2005 sales were $124,847 in 2006 and 2007 sales declined to $5,105 and $3,965 respectively, as we focused our efforts on a private label for the United States market. See Item 5, "Operating and Financial Review and Prospects" below.

Notwithstanding the above, the Company will continue to import and market its wine and spirit products in Canada, as these products yield better profit margins than did our previous brands in Canada. The importation of wine brands into Canada is expected to increase and continue to be a major component of the overall business due to the recent increase and strength of the Canadian currency. The Canadian distribution business enabled the Company to establish itself as a reputable distributor and to gain credibility with domestic and international wineries. Although the sales volumes generated annually were not significant, access to the beverage market and the ability to secure industry relationships, which were established in the Canada-side business activities, helped us develop the current expanded business model (and in particular, the distribution of the Liberty Valley wine products in the United States.

Business in the United States.

Liberty Valley Private Label.

In November 2001, management visited New York City and met with a local chamber of commerce to establish a format for the distribution of a private labeled wine product, known as "Liberty Valley"™, using a "cause marketing" plan for a chamber to assist in providing product awareness and access to restaurants and wine bars. We view cause marketing as a variant on our basic pull marketing strategy, except that it will involve our own "private labeled" products. Part of the cause marketing strategy is to make donations to chambers of commerce or charities, as a means of enlisting the assistance of persons who have business contacts in the hospitality, wholesale and retail beverage distribution industry and to get visibility (brand awareness) for our product.

The Company prepared a soft launch or test marketing and sales program in August, 2003. During 2004, we developed significant interest for Liberty Valley™ in New York City with representatives of the wine industry, the financial community and political circles. The Company's President, Brad Moynes, was a guest at a United Nations networking event where Liberty Valley™ wines were showcased, participated in the Veteran's Day Parade in 2005, 2006 and 2007 collectively, and proudly supported New York revitalization efforts, and attended events with the City's chamber members and other dignitaries. Further contacts have been developed in 2007 and 2008.

Trademark and TTB Approval.

The United States Patent and Trademark Office originally issued to Black Diamond Brands Corporation a registered trademark for the Liberty Valley™ name. In 2005, the trademark was sold for $1.00 to Liberty Valley Wines LLC.

All labels for wine and spirit products sold in the United States must be approved by the Alcohol and Tobacco Tax and Trade Bureau, United States Department of the Treasury, (the "TTB") under the Federal Alcohol Administration Act the first Liberty Valley™ label (for an Argentinean produced wine) was submitted to the TTB for approval, and was approved by the TTB on January 14, 2003. The labels are unique because they feature high definition images of the Statue of Liberty, a United States national monument. The placement with an image of a national historic monument on a wine or spirit label is unique and to our knowledge we hold the only exclusive license to do so with respect to the Statue of Liberty.

Redesigned labels and a marketing plan for the Liberty Valley™ wine collection, with improved quality images of the Statue of Liberty, were submitted and the labels were approved by the TTB on 06/10/2006.   In April 2008, the Company entered into a copyright licensing agreement with an arm's length party for the exclusive right to use copyrighted photographs on the Company's wine bottles and for advertising and promotional use for a term of 3 years. Pursuant to the agreement, the Company agreed to pay a fee of US$30,000 in consideration for prior uses of the copyrighted photographs. The Company accrued such fee in advertising and promotion expense for the year ended December 31, 2007. The Company is also committed to pay a minimum royalty of US$22,500 per year to be applied against a royalty of US$1.00 per case of certain wine products sold by the Company. The above fees and royalty payments are secured by the personal guarantees of the President and Vice-President of the Company.

Marketing and Distribution.

Cause Marketing.

"Cause marketing" is traditionally understood as a commercial relationship between a charity and a company, which involves associating a charity's logo with a brand, product or service. The association encourages sales of the product as well as raising funds for the charity. We have intended to develop a variant

of cause marketing by agreeing to make contributions to the charities supported by businessmen who have contacts in the wholesale and retail wine distribution industry, as well as the restaurant industry. Contributions will be based on sales volumes (a percentage of gross sales to the introduced contacts), and will be recorded as a cost of sales. In our previous business activities in New York we conducted a cause marketing program with one of the local chambers of commerce.

Distribution.

We are currently presenting our portfolio to several large wine distributors, as well as several national retail chains, to purchase our Liberty Valley Wine portfolio in the United States. We would anticipate that our relationship will be such that the distributor will purchase product directly from us at standard commercial margins within our industry on a wholesale basis.

Wine Supply and Source.

On June 14, 2007 the Company entered into an exclusive custom wine case goods supply contract with Oak Ridge Winery for a period of five years. Oak Ridge Winery is the oldest operating winery in Lodi, California since 1934. We intend to formulate a comprehensive production, sales, distribution and marketing relationship with Oak Ridge for the Tier I, Tier II and Tier III Liberty Valley^{TM} portfolio (see below). The winery has historic roots and specializes in private label case goods and produces wine from its own vineyards and from grapes bought from other producers. We expect the relationship to provide consistent quality, firm pricing, bottling, labeling, shipping, and all label compliance issues with the TTB.

Brand Offerings.

We intend to offer a three-tiered price-break of the Liberty Valley™ portfolio. We believe each Tier will be of higher quality than competing brands and offered at more competitive prices to consumers.

- Tier I - the Valor Series - will be a Cabernet Sauvignon and a Chardonnay, with a suggested retail price of approximately US$10.00 per bottle. The product will be targeted to national retailers and volume accounts. The label is a redesigned version of the original Liberty Valley™ from 2003.

- Tier II - the Freedom Series – will be a Cabernet Sauvignon, Merlot and a Chardonnay, with a suggested retail price of approximately US$15.00 per bottle.

- Tier III - the Signature Series – will be a Pinot Noir, Zinfandel and a Chardonnay, super premium, priced in the US$40.00 per bottle range. These wines will be targeted to exclusive hotels and restaurants, national retail accounts, and other selected ultra premium markets.

Distribution Agreements.

We are presently seeking distribution relationships with several major distribution companies in the United States who collectively cover the majority of the United States wine and spirits market. No agreements have been signed to date.

Competition.

Sustained growth in per capita wine consumption in the United States, and an increasing number of domestic and foreign wine producers has created an extremely competitive environment for the Company. The successful marketing of our quality and reasonably priced wines, with the distinctive Liberty Valley™ label, will depend on the ability of our cause marketing contacts to induce the end-point retailers (liquor and wine outlets, restaurants, etc.) to feature and recommend our products.

However, new quality wine products are introduced to the United States market every year, and many of the established brands are backed by large and well financed companies with a history of successful sales with distributors. We cannot offer assurance that our marketing efforts will be successful.

The Company's Organization Structure.

Black Diamond Brands Corporation (the "Company"):

Black Diamond Importers Inc. – British Columbia, Canada, corporation – 100% subsidiary.

Liberty Valley Wines, LLC – Delaware, U.S, limited liability company – 100% subsidiary.

Point Grey Energy Inc. – Alberta, Canada, corporation – 100% subsidiary.

Property, Plant and Equipment.

The Company currently leases office space (approximately 300 square feet) at Suite 600, 595 Hornby Street, Vancouver, British Columbia V6C 2E8; this lease is for $2,000 per month on a month to month basis.

Warehouse space for Canadian product inventory is provided by Container World, a British Columbia company. Container World provides inventory management, prepares and executes customs and duties forms, and freight forwarding services for the Company. Similar services for Liberty Valley™ in the United States and elsewhere will be provided exclusively by Oak Ridge Winery. See Item 5, Operating and Financial Review and Prospects.

We own computer and office furniture and equipment with a depreciated cost of $1,654 December 31, 2007. See note 5 to the financial statements.

Activities in the Oil and Gas Sector

On June 24, 2008, the Company signed an agreement to purchase a 5% carried interest in an oil and gas property located in the Montag area of Alberta, Canada for $20,500. The oil and gas rights to be purchased by the Company are five percent (5%) of the Montag Project rights, in respect of the lands and interests described in Table 1 of the November 1, 2006 Montag Area Gas Property Reserve and Economic Evaluation prepared by Chapman Petroleum Engineering Ltd. The evaluation report confirms that the Proved plus Probable reserves estimated for the Montag property are approximately 8.5 Bcf.

Closing of the agreement is subject to resolution of a dispute between the vendor and the underlying owner and operator of the property, as to title of the subject working interests. The vendor is of the view that it is entitled to a 40% working interest in the lands and interests described in Table 1 of the Chapman Report, plus a right to be carried for the capital cost obligations associated with one-half of that 40% working interest. The vendor grants the Company the right of first refusal to any future transfers of its' rights, claims and interests in the Montag Property.

Item 5. Operating and Financial Review and Prospects.

The Company's financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). In some respects financial statements prepared under Canadian GAAP may differ materially from financial statements prepared under United States Generally Accepted Accounting Principles ("US GAAP"). As of December 31, 2007 there were no material differences in result between the two GAAP presentations.

The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the United States dollar. We anticipate that almost all of our future sales will be made in Canada and the United States. If currency exchange rates fluctuate substantially, cash flows from operations could be impacted negatively or positively, depending on direction.

A. Operating Results.

Fiscal Year Ended December 31, 2007, Compared to Fiscal Years Ended December 31, 2006 and 2005.

Revenues decreased from $5,105 in 2006 to $3,965 for 2007 due to the Company's focus on developing its private label brand in the United States and less focus of the import business which contributed the previous year's sales revenue. Revenues decreased as we re-established several supplier relationships for the Canadian importing and distribution business Operating profits in 2006 and 2007 were a direct function of revenues in those years. The higher net loss in 2007 reflects higher expenses and the impact of fixed warehouse and distributor fees paid on lower revenues for the period.

During 2007 the vast majority of the Company's distribution business was based in Canada, where the

Company sold higher priced products as opposed to 2006 where it sold lower priced products. To this extent, more emphasis was placed upon Canada generally. In 2006 and 2007 collectively, the Company realized it had a much greater opportunity for the distribution of its own branded product in the United States. Given the structure of the Canadian distribution system, the strategy is to develop a label which appealed to the United States consumer, source the product in the United States from high quality vintners and enter into strategic distribution relationships. This activity consumed human and financial capital in 2007 and accordingly the sales swings disclosed in the financial statements are simply a result of resource allocation to the emerging business.

In 2006 and 2007, 95% of the gross sales of the Company were generated from the Canadian distribution business. No material contribution was made by the limited sale of Liberty Valley wines in New York. The expanded business model means that by comparison, US operations are expected to be the dominant contributor to revenues. Canadian operations will continue as a matter of courtesy to support vendor spirit brands however the primary goal of the Company is to expand in the United States with its own trademarked and approved brand, Liberty Valley. The United States expansion is a much more robust business model. It is not expected that the Canadian operation will have a significant impact on operating results in the future.

Expenses increased by 20% in 2007 compared to 2006, primarily due to increased consulting fees. Accounting and legal costs declined 44.67% (most of these expenses were related to legal, trademark and copyright costs). Other categories that declined (advertising and promotion, down 4%; travel, down 73.11%; and office/office rent/telephone, down 38.12%). In addition, management fees (salaries to officers) was $129,425 in 2007, and $136,116 in 2006 down 4.92%.

The warehouse rent, freight forwarding and distributor fees components of expenses in 2005, 2006 and 2007 are comprised of amounts paid to Container World (for products held for sale in Canada). Warehouse rent expense and freight forwarding declined in 2006 and 2007 as we were able to negotiate better warehousing terms with Oak Ridge Winery. The Canadian side of the business began winding down and we awaited the outcome of initial marketing in the United States to assess the economics of the Liberty Valley^{TM} product line. This expense item will increase to the extent the product line is successful in the United States, but shipping costs will be significantly decreased by having product bottled and shipped within the United States. In mid-2007, we had a very limited amount of inventory in Canada, however we are expected to increase inventory with several new supply agreements from Oak Ridge Winery and the Kent Rasmussen Winery, both domestic wineries from California. The import into Canada business is becoming more attractive due to the parity between the Canadian and United States dollar. Margins are attractive and projected to continue to be favorable.

The distributor fees component of expenses in the three years also comprise of government fees and expenses incurred in the distribution business (customs, duties, compliance reporting, and the like). As a percentage of sales, this line item is expected to be significantly lower for sales of United States products in the United States, compared to the distributor fees expense in the three years related to shipping foreign product into Canada and the United States.

The decrease in management fees and advertising and promotional expenditures in 2007 is the result of management fees to acceptable commercial levels for the Company's two operating principals and the decrease in expenses incurred by the Company to develop the marketing plans and branding concepts for Liberty Valley.

We recorded a foreign exchange gain of $6,817 in 2005, a loss for this item of $(8,565) in 2006 and a gain of $31,803 in 2007 as the Canadian dollar (product sales in Canada) appreciated substantially over the cost of goods (purchased outside Canada). Also negatively impacting operations in 2005 was the write-down

of $31,800 in obsolete inventory held in by MHW Ltd. on our behalf in New Jersey. The amount of inventory was approximately 1,500 cases of Liberty Valley™ cabernet sauvignon and chardonnay (2002) vintage wines that had exceeded the peak "best before date." The Company decided to destroy the wine rather than risk a poor wine review from consumers. The quality shelf life expectancy for these products is approximately 3.5 years. At December 31, 2007, inventory was 90.6% of the amount recorded at December 31, 2006.

B. Liquidity and Capital Resources.

Historically, we have financed operations through loans (most from related parties) and by selling equity. At December 31, 2007, total debt was $427,164 of which $156,228 was due to related parties as shareholders loans. The related parties are both officers and directors of the Company. Related party debt is unsecured. See notes to the annual financial statements

In 2007, we sold to residents of Canada 500,000 units (one share for US$0.225 and one warrant to buy a share for US$0.30 until May 31, 2008) for net proceeds of $112,500. We also reduced accounts payable and an unrelated party debt by issuing shares. See note 8 to the annual financial statements.

In 2006, additional capital in the net amount of US$ 448,766 was raised by the sale of 2,791,776 units, and an account payable to an officer in the amount of US$7,500 was reduced by the issuance of 50,000 shares. See note 14 to the financial statements as at December 31, 2005.

The working capital deficiency at December 31, 2007 was $347,302. A significant part of the working capital deficiency is attributable to the existence of accounts payable with no offsetting inventory or accounts receivable. Additional capital will be needed to sustain operations and in particular to launch the Liberty Valley™ products in 2008 and 2009. We estimate that at a minimum, $500,000 will be required to pay for initial inventory and implement a sales and distribution agreement. It is likely that the balance will be raised through operating lines of credit or via equity capital. There are no present arrangements to raise the capital, and it is possible that we will be unsuccessful in this effort.

C. Research and Development, Patents and Licenses, Etc. Not applicable.

D. Trend Information.

Management is not aware of any trend, commitment, event or uncertainty that is expected to have a material effect on its business, financial condition or results of operations.

E. Off-Balance Sheet Arrangements. Not applicable.

F. Contractual Obligations.

The Company's contractual obligations consist of payments to be made to the Company's president and vice president, US$60,000 each, pursuant to management agreements dated January 1, 2008.

		Payments Due By Period		
Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
US$120,000	-0-	US$120,000	-0-	-0-

Item 6. Directors, Senior Management, and Employees.

A. Directors, Senior Management, and Employees.

The following table sets forth the name, positions held and principal occupation of each of our directors, senior management and employees upon whose work the Company is dependent. Information on such persons' share ownership is under Item 7.

Name and Positions Held	Experience and Principal Business Activities
Bradley J. Moynes (38) President, Chief Executive Officer, and Director	President and CEO, and Secretary-Treasurer of the Company since December 2000. From June 2000 until he became an officer and Director of the Company, Mr. Moynes was an Investment Advisor with a broker-dealer firm registered in Canada. Mr. Moynes attended Orange Coast College in Costa Mesa, California from 1989 to 1991.
James Robert Moynes (63) Vice-President and Director	Vice-President of the Company since December 2000. Mr. Moynes and his wife Georgia Moynes (a principal shareholder of the Company) are the parents of Bradley J. Moynes.

B.   Compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the three executive officers of the Company in the three fiscal years ended December 31, 2007. The table includes compensation paid for service by such persons to subsidiaries. All compensation is in US dollars.

		Annual Compensation			Long Term Compensation			
					Awards	Payouts		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Current Principal Position	Year	Salary($)	Bonus($)	Other Annual Compen-sation ($)	Restricted Stock Award(s) ($)	Options[6] or SARs(#)	LPIT Pay-Outs ($)	All Other Compen-sation ($)
Bradley J. Moynes,	2007	$60,000	$ -0-	$-0-	$ -0-	-0-	$-0-	$ -0-
President and CEO	2006	$60,000	-0-	-0-	-0-	-0-	$-0-	-0-
	2005	$36,000	-0-	-0-	-0-	-0-	-0-	-0-
James Robert Moynes,	2007	$60,000	$ - 0-	$ -0-	$ -0-	-0-	$-0-	$ -0-
Vice-President	2006	$60,000	-0-	-0-	-0-	-0-	-0-	-0-
	2005	$33,360	-0-	-0-	-0-	-0-	-0-	-0-
Brian Cameron	2007	-0-	-0-	-0-	-0-	-0-	-0-	-0-
CFO*	2006	$33,116	-0-	-0-	-0-	-0-	-0-	-0-
	2005	$30,526	-0-	-0-	-0-	-0-	-0-	-0-

Executive Compensation Plans and Employment Agreements.

Management Agreements.

On January 1, 2003, the Company signed ten-year Management Agreements with Brad J. Moynes and James Robert Moynes, to pay US$36,000 annually to each for service as officers. In 2005 and 2004, US$34,680 and US$20,000 was paid to each of them; the balance which would have been owed under the Management Agreements was waived by them. Nothing was paid to them in 2003, and they have waived all amounts for 2003. By agreement, management fees to be paid in accordance with the management agreement were not paid and were waived by the recipients, and accordingly were not expensed in the period. All amounts that would otherwise have been payable pursuant to the management agreements have been forgiven and the Company has no further obligation pursuant to those contracts.

On January 1, 2008, the Company signed ten-year Management Agreements with Bradley J. Moynes and James Robert Moynes, replacing the 2007 agreements. Under the new Management Agreements, the Company has agreed to pay each officer US$60,000 annually.

On February 25, 2005, the Company signed a three month Consulting Agreement (for general financial and business consulting services) with Cameron & Associates, and paid C&A $10,500 for the three months ending April 30, 2005. On July 22, 2005, the Company signed a six month Consulting Agreement with C&A (through December 31, 2005), and paid C&A $21,000; this agreement also covered general financial and business consulting services. Brian Cameron is the sole owner of C&A. Mr. Cameron was removed as an officer of the Company on July 11, 2008 by way of special resolution pursuant to section 10.14 of the Articles of the Company.

By letter of July 2, 2008, Mr. Cameron has claimed the Company owes him $51,450 for compensation through December 31, 2007, and that the Company had agreed to issue 300,000 shares of common stock to pay that amount. Mr. Cameron also has claimed, in his July 2, 2008 letter, that the Company entered into an agreement to pay him $3,500 monthly, from March 1, 2008, and issue to him options to buy 400,000 shares at $0.15 per share. Mr. Cameron has submitted an invoice dated August 1, 2008, for a total amount owed equal to $66,290, for the period from November 2006 through to March 2009. Mr. Cameron has stated that of such amount, $51,450 was to be paid by issuance of 300,000 shares of common stock, and that the remaining $14,840 is to be paid in cash. The Company disputes Mr. Cameron's allegations, and has not settled this claim as of the date this report is filed.

Equity Compensation Plans. The Company has not established any option or other equity compensation plan for officers and employees, but may do so in the future.

C. Board Practices.

Each director holds office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the Articles of the Company or the Canada Business Corporations Act.

During the most recently completed fiscal year, there are no arrangements (standard or otherwise) under which directors of the Company were compensated by the Company or its subsidiaries for services rendered in their capacity as directors, nor were any amounts paid to the directors for committee participation or special assignments, other than the granting of stock options. There were no arrangements under which the directors would receive compensation or benefits in the event of the termination of that office.

The Company does not have audit, compensation, or corporate governance committees at the present time. The Company is listed for trading on the OTC.BB as a reporting issuer under registration statement Form 20-F (Foreign Private Issuer) so we believe we are not required to have such committees.

D. Employees.

The Company currently has two officers. Employees will be added in sales and marketing as warranted.

E. Share Ownership.

Our directors and officers own the indicated shares of common stock as at the date hereof; percentages are based on 18,418,852 shares outstanding on August 8, 2008.

Name	No. of Shares	Percentage of outstanding at Aug 1, 2008
Bradley James Moynes	3,700,045	21.02%
James Robert Moynes	2,591,610	15.14%

Item 7. Major Shareholders and Related Party Transactions.

A. Major Shareholders.

To our knowledge, other than the directors and officers as disclosed above, the only other persons beneficially owning, directly or indirectly, or exercising control or direction over, common shares carrying more than 5% of the voting rights attached to the 18,418,852 shares outstanding at Aug 1, 2008.

Name	Number of shares	Percentage owned
Erick Factor	1,020,896	5.51%
World Corp Lands Ltd.	1,000,000	5.40%

The Company has approximately 50 shareholders of record. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, is approximately 26.28%. None of the major shareholders, if any, have different voting rights.

To the best of our knowledge, approximately 73.72 % of the Company's common shares are owned by residents of Canada. The number of shareholders holding securities beneficially through street name nominees, as reflected in the record position of Cede & Co. and other intermediaries, who may be residents of other countries, is approximately 26.28%. These assumptions are based on our shareholder registry issued by Pacific Stock Transfer as of August 8, 2008 that approximately 73.72% of the shares are owned by Canadian residents.

To our knowledge, we are not directly or indirectly owned or controlled by another corporation or by any foreign government, or by any other natural or legal person, nor are there any arrangements which may result in a change of control of the Company.

B. Related Party Transactions.

On August 23, 2003, we borrowed $159,914 from Georgia Moynes (wife of James Robert Moynes and mother of Bradley J. Moynes, officers of the Company). The promissory note is unsecured, bears annual interest at 12%, and is due on December 31, 2007. We paid $10,000 against principal in 2005. On Nov. 13, 2007 the Company issued shares for debt in the amount of $149,914 at a price of $0.07 per share (equal to the closing share price on Nov. 13, 2007 and the approximate 60 day share price trading average).

Paseo Investments Ltd., a private company owned by James Robert Moynes, loaned $32,200 to the Company in 2001 and an additional $30,142 in 2003. This debt is unsecured, does not bear interest, and is due on December 31, 2008.

At December 31, 2005, $17,548 was owed to Bradley J. Moynes, as at June 30, 2006, the Company was owed $5,285 represented by a management fee paid to Robert Moynes in advance of its due date in July 2006. These amounts are unsecured, do not bear interest, and have no specific terms of repayment.

In addition, the Company had the following transactions with related parties:

		Year Ended December 31,		
	2007 $	2006 $	2005 $	2004 $
a) Management fees charged by the President and the Vice-President, both major shareholders of the Company, for management, administration, supervision and company development services.	129,425	136,116	69,360	40,000
b) Consulting fees charged by a company controlled by the former CFO of the Company for management and administration services.	0	33,116	31,526	-
c) Interest paid to a relative of the controlling shareholders of the Company for cash advanced to the Company (Note 6(a))	17,990	17,965	17,911	18,000

C. Interest of Experts and Counsel. None.

Item 8. Financial Information. See the financial statements under Item 17.

Item 9. The Offer and Listing.

A. Offer and Listing Details.

The Company's common shares are traded on the "OTC.BB" under the symbol BDMHF; the shares are not listed on any exchange or traded on any other medium. Trading commenced in the first quarter 2004 on the Pinks Sheets and then became a reporting issuer and listed for trading on the OTC.BB during the second quarter 2007.

The following table sets forth the high and low closing prices on the pink sheets and the OTC.BB for the periods indicated.

By Quarters in 2005, 2006, 2007 & 2008	High Sales Price	Low Sales Price
Second Quarter 2008	$0.25	$0.10
First Quarter 2008	$0.20	$0.10
Fourth Quarter 2007	$0.14	$0.10
Third Quarter 2007	$0.35	$0.06
Second Quarter 2007	$0.38	$0.07
First Quarter 2007	$0.30	$0.26
Fourth Quarter 2006	$0.26	$0.20
Third Quarter 2006	$0.25	$0.16
Second Quarter 2006	$0.30	$0.14
First Quarter 2006	$0.22	$0.16
Fourth Quarter 2005	$0.30	$0.10
Third Quarter 2005	$0.30	$0.10
Second Quarter 2005	$0.30	$0.10
First Quarter 2005	$0.30	$0.10

On Dec 31, 2007, the closing price was $0.10 per share.

B. **Plan of Distribution**. Not applicable.

C. **Markets**. See "Offer and Listing Details" above.

D. **Selling Shareholders**. Not applicable.

E. **Dilution**. Not applicable.

F. **Expenses of the Issue**. Not applicable.

Item 10. Additional Information.

A. Share Capital.

Authorized.

Unlimited number of common shares without par value

Issued and Outstanding.

	Number of Common Shares	Amount $
Balance, December 31, 2005	10,735,447	599,198
Issued During the Year		
For Cash – Private Placement, Net of Issuance Costs (i)	2,791,776	417,603
For Accounts Payable (ii)	50,000	8,541
Balance, December 31, 2006	13,577,223	1,025,342
Issued During the Year		
For Cash – Private Placement, Net of Issuance Costs(iii)	500,000	109,684
For Debt		
Promissory Note Payable to Related Party	2,141,629	277,234
Promissory Note Payable to Related Party	200,000	25,890
For Accounts Payable (iv)	1,000,000	129,450
Balance, December 31, 2007	17,418,852	1,567,600

(i)   On April 28, 2006, the Company completed a brokered private placement of 1,591,776 units at a price of US$0.15 per unit, raising gross proceeds of $269,810 (US$238,766). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.30 per share until December 31, 2007. The Company issued to the Agent 100,000 Agent's warrants exercisable at a price of US$0.30 per share until December 31, 2007.

On October 24, 2006, the Company completed a brokered private placement of 1,200,000 units at a price of US$0.175 per unit, raising gross proceeds of $236,481 (US$210,000). One unit consists of one common share and one-half share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.30 per share until June 30, 2008. The Company issued to the Agent 120,000 Agent's

warrants exercisable at a price of US$0.30 per share until June 30, 2008.

In connection with these two private placements, the Company incurred share issuance costs totaling $88,688: finder's fees of $40,615 (US$36,000), legal and professional fees of $38,673, and the fair value of Agent's warrants of $9,400 (Note 8(d)).

(ii)   On April 20, 2006, the Company issued 50,000 common shares at US$0.15 per share for settlement of outstanding consulting fees in the amount of $8,541 (US$7,500) owing to the Chief Financial Officer (also a Director) of the Company.

(iii)   On May 23, 2007, the Company completed a brokered private placement of 500,000 units at a price of US$0.225 per unit, raising gross proceeds of $121,871 (US$112,500). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.40 per share until May 31, 2008. The Company paid finders' fees in the amount of $12,187 (US$11,250).

(iv)   Pursuant to a consulting agreement dated June 18, 2007 with an arm's length party, the Company agreed to pay consulting fees of $266,400 (US$250,000) for investor relations services. On December 21, 2007, the Company issued 1,000,000 common shares with a fair value of $129,450 for settlement of outstanding investor relations fees in the amount of $248,175, and recorded a gain on settlement of debt in the amount of $118,725.

Share Purchase Warrants

The Company has the following warrants outstanding:

	Number of Warrants	Exercise Price Per Share US$
Balance, December 31, 2005	1,266,667	0.30
Issued During the Year		
Private Placement Warrants	2,191,776	0.30
Agent's Warrants	220,000	0.30
Balance, December 31, 2006	3,678,443	0.30
Issued During the Year		
Private Placement Warrants	500,000	0.40
Expired During the Year	(2,958,443)	0.30
Balance, December 31, 2007	1,220,000	0.34

The warrants expire between May 31, 2008 and June 30, 2008.

B. Memorandum and Articles of Association.

The Company is registered under the Canada Business Corporations Act (BC 0619991).

With respect to directors, under the by-laws, a director who is a party to a material contract or proposed material contract with us, or is a director or officer of or has a material interest in any person who is a party to a material contract or proposed material contract with us, must disclose to us in writing the nature and extent of such interest. An interested director can vote on only a limited number of such matters (securing a loan from the director to the Company, his remuneration, indemnity or insurance, or a contract with an affiliate) provided the interest is disclosed. Otherwise, even with disclosure of the interest, such a director cannot vote on a material contract or proposed material contract. A contract approved by the board of directors is not voidable because one or more directors has a conflict of interest, if the conflict is disclosed and the interested director(s) do not vote on the matter. Subject to the conflict of interest provisions summarized above, there is no restriction in the by-laws on the power of the board of directors to have the Company borrow money, issue debt obligations, or secure debt or other obligations of the Company. The by-laws contain no provision for the retirement or non-retirement of directors under an age limit requirement. A director is not required to hold any shares of the Company in order to be a director.

The Articles of the Company provide for the issuance of 100,000,000 shares of common stock, without par value. All holders of common stock have equal voting rights, equal rights to dividends when and if declared, and equal rights to share in assets upon liquidation of the corporation. The common shares are not subject to any redemption or sinking fund provisions. Directors serve from year to year, there being no provision for a staggered board; cumulative voting for directors is not allowed. Between annual general meetings, the existing board can appoint one or more additional directors to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed one-third of the number of directors who held office at the expiration of the last annual meeting. All issued and outstanding shares are fully paid and non-assessable securities.

In order to change the rights of the holders of common stock, the passing of a special resolution by such shareholders is required, being the affirmative vote of not less than 2/3 of the votes cast in person or by proxy at a duly called meeting of shareholders.

An annual meeting of shareholders must be called by the board of directors not later than 15 months after the last annual meeting. The board at any time may call a special meeting of shareholders. Notice of any meeting must be sent not less than 21 and not more than 50 days before the meeting, to every shareholder entitled to vote at the meeting. All shareholders entitled to vote are entitled to be present at a shareholders meeting. A quorum is the presence in person or by proxy of the holders of at least 5% of the issued and outstanding shares of common stock.

Except under the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote our shares under the laws of Canada or our charter documents. The Investment Canada Act ("ICA") requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada's cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the ICA. The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days after implementation of the investment. It is intended that investments requiring only notification will proceed without intervention by government unless the investment is in a specific type of business related to the scope of the ICA. If an investment is reviewable under the ICA, an application for review in the prescribed form normally is required to be filed with Investment Canada before the investment is made and it cannot be implemented until completion of review and Investment Canada has determined that the investment is likely to be of net benefit to Canada. If the agency is not so satisfied, the investment cannot be implemented if not made, or if made, it must be unwound.

C. Material Contracts.

Except as otherwise disclosed in this Form 20-F, we have no material contracts.

D. Exchange Controls.

There are no laws, decrees or regulations in Canada relating to restrictions on the export or import of capital, or affecting the remittance of interest, dividends or other payments to non-resident holders of our shares of common stock.

E.   Taxation.

Canada.

Canadian Federal Income Tax Information for United States Residents.

The following is a discussion of material Canadian federal income tax considerations generally applicable to holders of our common shares who acquire such shares in this offering and who, for purposes of the Income Tax Act (Canada) and the regulations thereunder, or the Canadian Tax Act:

- deal at arm's length and are not affiliated with us;

- hold such shares as capital property;

- do not use or hold (and will not use or hold) and are not deemed to use or hold our common shares, in or in the course of carrying on business in Canada;

- have not been at any time residents of Canada; and

- are, at all relevant times, residents of the United States, or U.S. Residents, under the Canada-United States Income Tax Convention (1980), or the Convention.

TAX MATTERS ARE VERY COMPLICATED AND THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER'S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL CANADIAN FEDERAL INCOME TAX CONSEQUENCES.

THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY PROVINCE OR TERRITORY WITHIN CANADA. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT WITH THEIR OWN TAX ADVISERS ABOUT THE TAX CONSEQUENCES TO THEM HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING ANY CONSEQUENCES OF PURCHASING, OWNING OR DISPOSING OF OUR COMMON SHARES ARISING UNDER CANADIAN FEDERAL, CANADIAN PROVINCIAL OR TERRITORIAL, U.S. FEDERAL, U.S. STATE OR LOCAL TAX LAWS OR TAX LAWS OF JURISDICTIONS OUTSIDE THE UNITED STATES OR CANADA.

This summary is based on the current provisions of the Canadian Tax Act, proposed amendments to the Canadian Tax Act publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), and the provisions of the Convention as in effect on the date hereof. No assurance can be given that the Proposed Amendments will be entered into law in the manner proposed, or at all. No advance income tax ruling has been requested or obtained from the Canada Revenue Agency to confirm the tax consequences of any of the transactions described herein.

This summary is not exhaustive of all possible Canadian federal income tax consequences for U.S. Residents, and other than the Proposed Amendments, does not take into account or anticipate any changes in law, whether by legislative, administrative, governmental or judicial decision or action, nor does it take into account Canadian provincial, U.S. or foreign tax considerations which may differ significantly from those discussed herein. No assurances can be given that subsequent changes in law or administrative policy will not affect or modify the opinions expressed herein.

A U.S. Resident will not be subject to tax under the Canadian Tax Act in respect of any capital gain on a disposition of our common shares unless such shares constitute "taxable Canadian property", as defined in the Canadian Tax Act, of the U.S. Resident and the U.S. Resident is not eligible for relief pursuant to the Convention. Our common shares will not constitute "taxable Canadian property" if, at any time during the 60-month period immediately preceding the disposition of the common shares, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm's length, or the U.S. Resident together with all such persons, did not own 25% or more of the issued shares of any class or series of shares of our capital stock. In addition, the Convention generally will exempt a U.S. Resident who would otherwise be liable to pay Canadian income tax in respect of any capital gain realized by the U.S. Resident on the disposition of our common shares, from such liability provided that the value of our common shares is not derived principally from real property situated in Canada. The Convention may not be available to a U.S. Resident that is a U.S. LLC which is not subject to tax in the U.S.

Amounts in respect of our common shares paid or credited or deemed to be paid or credited as, on account or in lieu of payment of, or in satisfaction of, dividends to a U.S. Resident will generally be subject to Canadian non-resident withholding tax at the rate of 25%. Currently, under the Convention the rate of

Canadian non-resident withholding tax will generally be reduced to:

- 5% of the gross amount of dividends if the beneficial owner is a company that is resident in the U.S. and that owns at least 10% of our voting shares; or

- 15% of the gross amount of dividends if the beneficial owner is some other resident of the U.S.

United States Federal Income Tax Information for United States Holders.

The following is a general discussion of material U.S. federal income tax consequences of the ownership and disposition of our common shares by U.S. Holders (as defined below). This discussion is based on the United States Internal Revenue Code of 1986, as amended, Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect at the date hereof and all of which are subject to change, possibly with retroactive effect. This discussion only addresses the tax consequences for U.S. Holders that will hold their common shares as a "capital asset" and does not address U.S. federal income tax consequences that may be relevant to particular U.S. Holders in light of their individual circumstances or U.S. Holders that are subject to special treatment under certain U.S. federal income tax laws, such as:

- tax-exempt organizations and pension plans;

- persons subject to alternative minimum tax;

- banks and other financial institutions;

- insurance companies;

- partnerships and other pass-through entities (as determined for United States federal income tax purposes);

- broker-dealers;

- persons who hold their common shares as a hedge or as part of a straddle, constructive sale, conversion transaction, and other risk management transaction; and

- persons who acquired their common shares through the exercise of employee stock options or otherwise as compensation.

As used herein, the term "U.S. Holder" means a beneficial owner of our common shares that is:

- an individual citizen or resident of the United States;

- a corporation, a partnership or entity treated as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States or any political subdivision thereof;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; and

- a trust if both:

- a United States court is able to exercise primary supervision over the administration of the trust; and

- one or more United States persons have the authority to control all substantial decisions of the trust.

TAX MATTERS ARE VERY COMPLICATED AND THE UNITED STATES FEDERAL

INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES WILL DEPEND UPON THE STOCKHOLDER'S PARTICULAR SITUATION. THE SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW IS INTENDED TO PROVIDE ONLY A GENERAL SUMMARY AND IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

NOTE THAT THIS DISCUSSION DOES NOT INCLUDE A DESCRIPTION OF THE TAX LAWS OF ANY STATE OR LOCAL GOVERNMENT WITHIN THE UNITED STATES. ACCORDINGLY, HOLDERS AND PROSPECTIVE HOLDERS OF OUR COMMON SHARES ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS ABOUT THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON SHARES.

Ownership of Shares.

The gross amount of any distribution received by a U.S. Holder with respect to our common shares generally will be included in the U.S. Holder's gross income as a dividend to the extent attributable to our current and accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent a distribution received by a U.S. Holder is not a dividend because it exceeds the U.S. Holder's pro rata share of our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital and reduce (but not below zero) the adjusted tax basis of the U.S. Holder's shares. To the extent the distribution exceeds the adjusted tax basis of the U.S. Holder's shares, the remainder will be taxed as capital gain (the taxation of capital gain is discussed under the heading "Sale of Shares" below).

For taxable years beginning before January 1, 2009, dividends received by non-corporate U.S. Holders from a qualified foreign corporation are taxed at the same preferential rates that apply to long-term capital gains. A foreign corporation is a "qualified foreign corporation" if it is eligible for the benefits of a comprehensive income tax treaty with the United States (the income tax treaty between Canada and the United States is such a treaty) or the shares with respect to which such dividend is paid is readily tradable on an established securities market in the United States (such as the Nasdaq Capital Market). Notwithstanding satisfaction of one or both of these conditions, a foreign corporation is not a qualified foreign corporation if it is a passive foreign investment company ("PFIC") for the taxable year of the corporation in which the dividend is paid or the preceding taxable year. (Whether a foreign corporation is a PFIC is discussed below under the heading "Passive Foreign Investment Companies"). A foreign corporation that is a PFIC for any taxable year within a U.S. person's holding period generally is treated as a PFIC for all subsequent years in the U.S. person's holding period. Although we have not been, are not now, and don't expect to be a PFIC, and we don't expect to pay dividends, you should be aware of the following matters in the event that we do become a PFIC and do pay dividends.

If we were to become a PFIC, then U.S. Holders who acquire our common shares may be treated as holding shares of a PFIC throughout their holding period for the purpose of determining whether dividends received from us are dividends from a qualified foreign corporation. As a consequence, dividends received by U.S. Holders may not be eligible for taxation at the preferential rates applicable to long-term capital gains.

If a distribution is paid in Canadian dollars, the U.S. dollar value of such distribution on the date of receipt is used to determine the amount of the distribution received by a U.S. Holder. A U.S. Holder who continues to hold such Canadian dollars after the date on which they are received, may recognize gain or loss upon their disposition due to exchange rate fluctuations. Generally such gains and losses will be ordinary income or loss from U.S. sources.

U.S. Holders may deduct Canadian tax withheld from distributions they receive for the purpose of computing their U.S. federal taxable income (or alternatively a credit may be claimed against the U.S. Holder's U.S. federal income tax liability as discussed below under the heading "Foreign Tax Credit"). Corporate U.S. Holders generally will not be allowed a dividend received deduction with respect to dividends they receive from us.

Foreign Tax Credit.

Generally, the dividend portion of a distribution received by a U.S. Holder will be treated as income in the passive income category for foreign tax credit purposes. Subject to a number of limitations, a U.S. Holder may elect to claim a credit against its U.S. federal income tax liability (in lieu of a deduction) for Canadian withholding tax deducted from its distributions. The credit may be claimed only against U.S. federal income tax attributable to a U.S. Holder's passive income that is from foreign sources.

If we were to become a qualified foreign corporation with respect to a non-corporate U.S. Holder, dividends received by such U.S. Holder will qualify for taxation at the same preferential rates that apply to long-term capital gains. In such case, the dividend amount that would otherwise be from foreign sources is reduce by multiplying the dividend amount by a fraction, the numerator of which is the U.S. Holder's preferential capital gains tax rate and the denominator of which is the U.S. Holder's ordinary income tax rate. The effect is to reduce the dividend amount from foreign sources, thereby reducing the U.S. federal income tax attributable to foreign source income against which the credit may be claimed. Canadian withholding taxes that cannot be claimed as a credit in the year paid may be carried back to the preceding year and then forward 10 years and claimed as a credit in those years, subject to the same limitations referred to above.

The rules relating to the determination of the foreign tax credit are very complex. U.S. Holders and prospective U.S. Holders should consult their own tax advisors to determine whether and to what extent they would be entitled to claim a foreign tax credit.

Sale of Shares.

Subject to the discussion of the "passive foreign investment company" rules below, a U.S. Holder generally will recognize capital gain or loss upon the sale of our shares equal to the difference between: (a) the amount of cash plus the fair market value of any property received; and (b) the U.S. Holder's adjusted tax basis in such shares. This gain or loss generally will be capital gain or loss from U.S. sources, and will be long-term capital gain or loss if the U.S. Holder held its shares for more than 12 months. Generally, the net long-term capital gain of a non-corporate U.S. Holder from the sale of shares is subject to taxation at a top marginal rate of 15%. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

Passive Foreign Investment Companies.

We will be a PFIC if in any taxable year either: (a) 75% or more of our gross income consists of passive income; or (b) 50% or more of the value of our assets is attributable to assets that produce, or are held for the production of, passive income. Subject to certain limited exceptions, if we meet the gross income test or the asset test for a particular taxable year, our shares held by a U.S. Holder in that year will be treated as shares of a PFIC for that year and all subsequent years in the U.S. Holder's holding period, even if we fail to meet either test in a subsequent year.

If we were a PFIC in the future, gain realized by a U.S. Holder from the sale of PFIC Shares and certain

dividends received on such shares would be subject to tax under the excess distribution regime, unless the U.S. Holder made one of the elections discussed below. Under the excess distribution regime, federal income tax on a U.S. Holder's gain from the sale of PFIC Shares would be calculated by allocating the gain ratably to each day the U.S. Holder held its shares. Gain allocated to years preceding the first year in which we were a PFIC in the U.S. Holder's holding period, if any, and gain allocated to the year of disposition would be treated as gain arising in the year of disposition and taxed as ordinary income. Gain allocated to all other years would be taxed at the highest tax rate in effect for each of those years. Interest for the late payment of tax would be calculated and added to the tax due for each of the PFIC Years, as if the tax was due and payable with the tax return filed for that year. A distribution that exceeds 125% of the average distributions received on PFIC Shares by a U.S. Holder during the 3 preceding taxable years (or, if shorter, the portion of the U.S. Holder's holding period before the taxable year) would be taxed in a similar manner.

A U.S. Holder may avoid taxation under the excess distribution regime by making a qualified electing fund ("QEF") election. For each year that we would meet the PFIC gross income test or asset test, an electing U.S. Holder would be required to include in gross income, its pro rata share of our net ordinary income and net capital gains, if any. The U.S. Holder's adjusted tax basis in our shares would be increased by the amount of such income inclusions. An actual distribution to the U.S. Holder out of such income generally would not be treated as a dividend and would decrease the U.S. Holder's adjusted tax basis in our shares. Gain realized from the sale of our shares covered by a QEF election would be taxed as a capital gain. U.S. Holders will be eligible to make QEF elections, only if we agree to provide to the U.S. Holders, which we do, the information they will need to comply with the QEF rules. Generally, a QEF election should be made by the due date of the U.S. Holder's tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A QEF election is made on IRS Form 8621.

A U.S. Holder may also avoid taxation under the excess distribution regime by timely making a mark-to-market election. An electing U.S. Holder would include in gross income the increase in the value of its PFIC Shares during each of its taxable years and deduct from gross income the decrease in the value of its PFIC Shares during each of its taxable years. Amounts included in gross income or deducted from gross income by an electing U.S. Holder are treated as ordinary income and ordinary deductions from U.S. sources. Deductions for any year are limited to the amount by which the income inclusions of prior years exceed the income deductions of prior years. Gain from the sale of PFIC Shares covered by an election is treated as ordinary income from U.S. sources while a loss is treated as an ordinary deduction from U.S. sources only to the extent of prior income inclusions. Losses in excess of such prior income inclusions are treated as capital losses from U.S. sources. A mark-to-market election is timely if it is made by the due date of the U.S. Holder's tax return for the first taxable year in which the U.S. Holder held our shares that includes the close of our taxable year for which we met the PFIC gross income test or asset test. A mark-to-market election is also made on IRS Form 8621.

As noted above, a PFIC is not a qualified foreign corporation and hence dividends received from a PFIC are not eligible for taxation at preferential long-term capital gain tax rates. Similarly, ordinary income included in the gross income of a U.S. Holder who has made a QEF election or a market-to-market election, and dividends received from corporations subject to such election, are not eligible for taxation at preferential long-term capital gain rates. The PFIC rules are extremely complex and could, if they apply, have significant, adverse effects on the taxation of dividends received and gains realized by a U.S. Holder. Accordingly, prospective U.S. Holders are strongly urged to consult their tax adviser concerning the potential application of these rules to their particular circumstances.

Controlled Foreign Corporation.

Special rules apply to certain U.S. Holders that own stock in a foreign corporation that is classified as a "controlled foreign corporation" ("CFC"). We do not expect to be classified as a CFC. However, future ownership changes could cause us to become a CFC. Prospective U.S. Holders are urged to consult their tax advisor concerning the potential application of the CFC rules to their particular circumstances.

Information Reporting and Backup Withholding.

United States information reporting and backup withholding requirements may apply with respect to distributions to U.S. Holders, or the payment of proceeds from the sale of shares, unless the U.S. Holder: (a) is an exempt recipient (including a corporation); (b) complies with certain requirements, including applicable certification requirements; or (c) is described in certain other categories of persons. The backup withholding tax rate is currently 28%. Any amounts withheld from a payment to a U.S. Holder under the backup withholding rules may be credited against any U.S. federal income tax liability of the U.S. Holder and may entitle the U.S. Holder to a refund.

F. **Dividends and Paying Agents**. Not applicable.

G. **Statements by Experts**. Not applicable.

H. **Documents on Display**. Not applicable.

I. **Subsidiary Information**. See the notes to the financial statements.

Item 11. Quantitative and Qualitative Disclosures About Market Risk. Not applicable.

Item 12. Description of Securities Other Than Equity Securities.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies. Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds. Not applicable.

Item 15. Controls and Procedures. Not applicable.

Item 16A. Audit Committee Financial Experts. Not applicable.

Item 16B. Code of Ethics. Not applicable.

Item 16C. Principal Accountant Fees and Services. Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees. Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers. None.

PART III

Item 17. Financial Statements.

See the financial statements of the Company, the notes thereto, and the auditors' reports thereon, which are filed as Exhibit 99.1 with this Form 20-F. All of the financial information is presented in accordance with Canadian GAAP; however, as stated in the notes, there are no material differences between Canadian GAAP and United States GAAP as applied to our financial statements.

Item 18. Financial Statements. Not applicable.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit	
3.(i)	Articles of Incorporation (Notice of Articles and Transition Application)	*
3.(ii)	By-laws (Schedule "A")	*
4. (1)	Management Agreement of January 1, 2008 (Bradley James Moynes)	**
4. (2)	Management Agreement of January 1, 2008 (James Robert Moynes)	**
4. (3)	Certifications (Bradley James Moynes)	**
4. (4)	Certifications (James R. Moynes)	**
4. (5)	Certification Pursuant 18 USC Section 1350	**
4. (5)	Form of Warrant dated May 23, 2007	**
23. (1)	Consent of Independent Auditors	**
99. (1)	Financial Statements for the years ended December 31, 2007 and 2006.	**

*   Previously filed.
**   Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the registration statement.

Black Diamond Brands Corporation

Date: August 12, 2008

/s/ Bradley J. Moynes   .
Bradley J. Moynes,
President & CEO

MANAGEMENT AGREEMENT

January 1, 2008.

BETWEEN:

        BLACK DIAMOND BRANDS CORP., a British Columbia corporation with offices at
        600-595 Hornby St., Vancouver, BC V6C 2E8
        Phone No. (604) 646-5620
        (Herein referred to as the "**Company**")

Of the First Part

AND:

        BRAD J. MOYNES, businessman, with an office at
        600-595 Hornby St. Vancouver, BC V6C-2E8
        Phone No. (604) 646-5620
        (Herein referred to as the "**President & CEO"**)

Of the Second Part

WHEREAS:

- The President has accepted an engagement to work for the Company in accordance with the terms and conditions of this Agreement.

THIS AGREEMENT WITNESSES that in consideration of the premises, mutual covenants and agreements herein contained, the parties agree as follows:

1.   Services:

1.1   The President shall work on behalf of the Company, including without limitation the following services:

1.2   Manage all aspects of the day to day operations of the Company and all it's subsidiaries which include Black Diamond Importers, Inc and Liberty valley Wines LLC.

2.   Compensation:

a)   The President shall be paid an annual salary of $60,000.00 USD.

b)   The parties acknowledge and agree that the President is an employee of the Company.

3. Terms and Termination:

a)   The term of this Agreement commences on the date set out at the top of the first page hereof and continues for the period of ten (10) years. The parties may extend the term by mutual consent in writing.

b)   Either party may terminate this Agreement at any time and for any reason upon providing the other party with one year written notice of termination. Such termination shall not affect any amount owing, obligation or liability existing or incurred prior to the date of such termination, including fees payable to the Vice President.

4.   General:

a)   This Agreement shall not be modified, amended, rescinded or waived, in whole or in part, except by written amendment signed by the parties hereto.

b) Each of the parties acknowledges and confirms that he/she has been provided sufficient opportunity to obtain the recommended independent legal advice and understands the terms of, and its rights and obligations under this Agreement.

c) Time is of the essence with respect to the performance of obligations in this Agreement.

d) This Agreement shall inure to the benefit of and be binding on all of the parties hereto and their respective executors, administrators, successors and permitted assigns.

e) This Agreement shall be construed and governed by the laws of the Province of British Columbia.

f) The headings to the articles, paragraphs, parts or clauses of this Agreement and the table of contents are inserted for convenience only and shall not affect the construction hereof.

g) The parties hereto acknowledge that they have carefully read this Agreement and understand and agree to be bound by all of the terms and conditions found herein.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

_BRAD J. MOYNES____

Brad J. Moynes,
President & CEO
Black Diamond Brands Corp.

MANAGEMENT AGREEMENT

January 1, 2008.

BETWEEN:

        BLACK DIAMOND BRANDS CORP., a British Columbia corporation with offices at
        600-595 Hornby St., Vancouver, BC V6C 2E8
        Phone No. (604) 646-5620
        (Herein referred to as the "**Company**")

                                                            Of the First Part

 AND:

        J. ROBERT MOYNES, businessman, with an office at
        Suite 8 – 1063 W. 7th Ave., Vancouver, BC V6H 1B2
        Phone No. (604) 738-0455
        (Herein referred to as the "**Vice President"**)

                                                        Of the Second Part

WHEREAS:

- The Vice President has accepted an engagement to work for the Company in accordance with the terms and conditions of this Agreement.

THIS AGREEMENT WITNESSES that in consideration of the premises, mutual covenants and agreements herein contained, the parties agree as follows:

1. Services:

1.1   The Vice President shall work on behalf of the Company, including without limitation the following services:

1.2   As Portfolio Manager, manage the product portfolio of Wine, Spirits, & Beer for the wholly owned company subsidiary, Black Diamond Importers Inc. and Liberty Valley Wine LLC.

2. Compensation:

a)   The Vice President shall be paid an annual salary of $60,000.00 USD.

b)   The parties acknowledge and agree that the Portfolio Manager is an employee of the Company.

3. Terms and Termination:

a)   The term of this Agreement commences on the date set out at the top of the first page hereof and continues for the period of ten (10) years. The parties may extend the term by mutual consent in writing.

b)   Either party may terminate this Agreement at any time and for any reason upon providing the other party with one year written notice of termination. Such termination shall not affect any amount owing, obligation or liability existing or incurred prior to the date of such termination, including fees payable to the Vice President.

4. General:

a)   This Agreement shall not be modified, amended, rescinded or waived, in whole or in part, except by written amendment signed by the parties hereto.

b) Each of the parties acknowledges and confirms that he/she has been provided sufficient opportunity to obtain the recommended independent legal advice and understands the terms of, and its rights and obligations under this Agreement.

c) Time is of the essence with respect to the performance of obligations in this Agreement.

d) This Agreement shall inure to the benefit of and be binding on all of the parties hereto and their respective executors, administrators, successors and permitted assigns.

e) This Agreement shall be construed and governed by the laws of the Province of British Columbia.

f) The headings to the articles, paragraphs, parts or clauses of this Agreement and the table of contents are inserted for convenience only and shall not affect the construction hereof.

g) The parties hereto acknowledge that they have carefully read this Agreement and understand and agree to be bound by all of the terms and conditions found herein.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

J. ROBERT MOYNES

J. Robert Moynes,
Vice President
Black Diamond Brands Corp.

CERTIFICATIONS

I, Bradley J. Moynes certify that:

1. I have reviewed this Annual Report on Form 20-F for Black Diamond Brands Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c) disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal controls over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 8, 2008

/s/ Bradley J. Moynes
Bradley J. Moynes
Chief Executive Officer

CERTIFICATIONS

I, James R. Moynes certify that:

1. I have reviewed this Annual Report on Form 20-F for Black Diamond Brands Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal controls over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal controls over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal controls over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 8, 2008

/s/ James R. Moynes
James R. Moynes
Director, VP

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for Black Diamond Brands Corporation (the "Company") on Form 20-F for the year ended December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report), the undersigned, Bradley J. Moynes, Chief Executive Officer of the Company, and James R. Moynes, Director, Vice President do hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of our knowledge:

(1)   The Report fully complies with the requirements of section 13(a) of the Securities Exchange
        Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial
        condition and results of operations of the Company.

By:

/s/ Bradley J. Moynes
Bradley J. Moynes
Chief Executive Officer
August 8, 2008

 /s/ James R. Moynes
James R. Moynes
Director, Vice President
August 8, 2008

No. of Warrants: **Certificate No. 000000**


WARRANTS
BLACK DIAMOND BRANDS CORPORATION
(the "Company")


 (Incorporated under the laws of British Columbia)

THIS IS TO CERTIFY THAT for value received, _____ *(*the "Holder") is entitled to acquire _____fully paid and non-assessable common shares without par value of the Company, as such shares are constituted on the date hereof (a "Common Share") for $_____ U.S. per share and in the manner and subject to the restrictions and adjustments set forth herein. These Warrants may be exercised, at any time and from time to time (the "Exercise Period") commencing on the date hereof and ending at 4:30 p.m. (Vancouver time) (the "Time of Expiry") on _____. Upon the exercise of this Warrant in accordance with its terms, the Common Shares issuable upon such exercise shall be deemed to have been issued.

These Warrants may be exercised by the Holder, in whole or in part, by surrender of this Warrant Certificate at the head office of the Company during its normal business hours, together with the Notice of Exercise attached hereto completed and signed by the Holder. Surrender of this Warrant Certificate will be deemed to have been effected only on personal delivery thereof to, or, if sent by mail or other means of transmission, on actual receipt thereof by, the Company at the office specified above.

In the event of any exercise, deemed or otherwise, of these Warrants, certificates for the Common Shares shall be delivered to the Holder within a reasonable time, not exceeding three business days after these Warrants have been duly exercised and the Warrant Certificate has been surrendered to the Company.


THE FOLLOWING ARE THE TERMS AND CONDITIONS
REFERRED TO IN THIS WARRANT CERTIFICATE


1.   *Covenants of the Company*. The Company covenants, represents and warrants, with and to the Holder, that:

(a)   the Common Shares issuable upon the exercise of these Warrants will, upon issuance, be fully paid and non-assessable and free of all liens, charges and encumbrances; and

(b)   during the period within which these Warrants may be exercised, the Company will at all times have authorized and reserved, a sufficient number of Common Shares to provide for the exercise of these Warrants.

2.   *Expiration of Warrants.* On and after the date of exercise or deemed exercise of these Warrants, the Holder will have no rights hereunder except to receive, upon surrender of this Warrant Certificate to the Company, certificates representing the Common Shares issued upon such exercise.

3.   *No Fractional Common Shares.* The Company will not, under any circumstances, be obligated to issue any fraction of a Common Share on the exercise or deemed exercise of any Warrant. To the extent that these Warrants confer the right to be issued a fraction of a Common Share, such right may be exercised in respect of such fraction only in combination with another Warrant or other Warrants which in the aggregate entitle the holder to be issued a whole number of Common Shares, and no payment or other adjustment will be made in respect of any fractional Common Share so disregarded.

4.   *Compliance with Securities Laws.* No Common Share will be issued pursuant to any Warrant if the issuance of such Common Share would constitute a violation of the securities laws of any applicable jurisdiction.

5.   *Adjustments to Common Share Capital.* Upon the occurrence of one or more events involving the capital reorganization, reclassification, subdivision or consolidation of the capital of the Company, or of the merger, amalgamation or other corporate combination of the Company with one or more other entities, or of any other events in which new securities of any nature are delivered in exchange for the issued Common Shares (which events are referred to collectively as "Fundamental Changes", and individually as a "Fundamental Change"), then at the time of any exercise of these Warrants taking place after such Fundamental Change, and in lieu of issuing the Common Shares which, but for such Fundamental Change and this provision, would have been issued upon such exercise, the Company or its successor shall issue instead such number of new securities as would have been delivered as a result of the Fundamental Change in exchange for those Common Shares which the Holder would have been entitled to receive upon such exercise if such exercise had occurred prior to the occurrence of the Fundamental Change.   The Company shall not effect any Fundamental Change which result in the succession of the Company unless prior to or simultaneously with the consummation thereof the entity succeeding the Company acknowledges in writing that it is bound by and will comply with this provision. The Company shall notify the Holder of any Fundamental Change by giving written notice of the proposed Fundamental Change to the Holder at least 90 days prior to the effective date of such change.

6.   *Further Issuance's of Capital Stock and Dissolution.* In case at any time:

(a)   the Company shall pay any dividend payable in stock upon its Common Shares or make any distribution to the holders of its Common Shares;

(b)   the Company shall offer for subscription pro rata to the holders of its Common Shares any additional Common Shares or securities of any class or other rights; or

(c)   there is a voluntary or involuntary dissolution, liquidation or winding-up of the Company;

then, and in any one or more of such cases, the Company shall give to the Holder of this Warrant at least 30 days' prior written notice of the date on which the books of the Company

shall close or a record shall be taken for such dividend or distribution, or subscription rights, or dissolution, liquidation or winding-up.

7.   *Denominations.* On presentation at the head office of the Company one or more Warrant Certificates may be exchanged for one or more Warrant Certificates of different denominations evidencing in the aggregate the same number of Warrants as the Warrant Certificate or Warrant Certificates being exchanged.

8.   *No Rights as Common Shareholder.* The holding of this Warrant Certificate will not constitute the Holder as a shareholder of the Company or entitle him to any right or interest in respect thereof except as otherwise provided herein.

9.   *Restrictions on Resale.* The holder of this Warrant Certificate is hereby notified that if the rights set out hereunder are exercised or deemed to have been exercised before the Qualification Date, the Common Shares issuable upon exercise of these Warrants will be subject to restrictions on resale under applicable securities legislation, and will bear legends denoting such restrictions.

10.   *Notice.* Any notice or other communication required to be given to the Holder under this Warrant Certificate shall be delivered or faxed as follows:

Any notice or other communication so given shall be deemed to have been given and received when delivered, if delivered, and upon transmission, if faxed, and if the date of such transmission is not a business day, on the next ensuing business day.

11*.*   *General Matters.* This Warrant Certificate shall be governed by and construed in accordance with the laws of the Province of British Columbia. Time will be of the essence hereof.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed as of __ _____, 2008.

Black Diamond Brands Corproation

BRAD J. MOYNES
(Authorized Signatory)

NOTICE OF EXERCISE

To: Black Diamond Brands Corporation:

(1)   The undersigned holder of the Warrants represented by the within Warrant Certificate hereby exercises the right under such Warrant to be issued 1,000,000 Common Shares of Black Diamond Brands Corporation (or such number of Common Shares or other securities or property to which such exercise entitles him in lieu thereof or in addition thereto under the provisions of Warrant Certificate).

(2)   The undersigned holder hereby irrevocably directs that the Common Shares be issued and delivered as follows:

Name(s) in Full	**Address(es)**	**Number(s) of Common Shares**

 (Please print full name in which certificates are to be issued.)

DATED this _____ day of [   ], 200[   ].

Signature of Witness	Signature of Holder
Print Name of Witness	Name of Holder
Address of Witness	Address of Holder

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated July 17, 2008 with respect to the consolidated financial statements of Black Diamond Brands Corporation (formerly Black Diamond Holdings Corporation" for the years ended December 31, 2007, 2006 and 2005 included in this Annual Report on Form 20-F (filed under the Securities Exchange Act of 1934) for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission

"Watson Dauphinee & Masuch"
Watson Dauphinee & Masuch
Chartered Accountants

Vancouver, British Columbia, Canada
August 12, 2008

Black Diamond Brands Corporation

(Formerly Black Diamond Holdings Corporation)

December 31, 2007 and 2006
(Expressed in Canadian Dollars)

Consolidated Financial Statements

	Page
Management's Responsibility for Financial Reporting	2
Auditors' Report	3
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference	4
Consolidated Balance Sheets	5
Consolidated Statements of Operations and Deficit	6
Consolidated Statements of Comprehensive Loss	7
Consolidated Statements of Cash Flows	8
Notes to the Consolidated Financial Statements	9-21

Management's Responsibility for Financial Reporting

The consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management's best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Company's independent auditors, Watson Dauphinee & Masuch, Chartered Accountants, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

"Bradley J. Moynes"
Bradley J. Moynes
President and Chief Executive Officer

"James Robert Moynes"
James Robert Moynes
Vice-President

Auditors' Report

To the Shareholders of:
Black Diamond Brands Corporation
(Formerly Black Diamond Holdings Corporation)

We have audited the Consolidated Balance Sheets of **Black Diamond Brands Corporation** (formerly Black Diamond Holdings Corporation) as at December 31, 2007 and 2006 and the Consolidated Statements of Operations and Deficit, Comprehensive Loss, and Cash Flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

"Watson Dauphinee & Masuch"
Chartered Accountants

Vancouver, B.C.
July 17, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated July 17, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when they are adequately disclosed in the consolidated financial statements.

"Watson Dauphinee & Masuch"
Chartered Accountants

Vancouver, B.C.
July 17, 2008

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Consolidated Balance Sheets

As at December 31, 2007 and 2006
(Expressed in Canadian Dollars)

	2007 $	2006 $
ASSETS		
CURRENT		
Cash	7,314	23,283
GST Recoverable	13,847	15,867
Inventory	58,701	64,825
Prepaid Expenses	-	270
	79,862	104,245
Due from Related Company (Note 4(a))	6,883	6,883
Property and Equipment (Note 6)	1,655	2,017
	88,400	113,145
LIABILITIES		
CURRENT		
Accounts Payable and Accrued Liabilities	204,157	182,259
Current Portion of Promissory Notes Payable (Note 7(b))	19,737	41,777
Due to Related Parties (Note 5)	156,228	45,895
Due to Related Company (Note 4(b))	47,042	-
	427,164	269,931
Promissory Notes Payable (Note 7(a))	-	149,914
Due to Related Company (Note 4(b))	-	49,542
	427,164	469,387
SHAREHOLDERS' DEFICIENCY		
Share Capital (Note 8(b))	1,567,600	1,025,342
Contributed Surplus (Note 8(d))	9,400	9,400
Deficit	(1,915,764)	(1,390,984)
	(338,764)	(356,242)
	88,400	113,145

Nature and Continuance of Operations (Note 1)
Changes in Accounting Policies (Note 2)
Subsequent Events (Note 12)

Approved on Behalf of the Board:

"Bradley J. Moynes"   "James Robert Moynes"
Bradley J. Moynes, Director   James Robert Moynes, Director

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Consolidated Statements of Operations and Deficit

For the Years Ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007 $	2006 $	2005 $
SALES	3,965	5,105	124,847
COST OF SALES	2,965	1,901	88,671
GROSS PROFIT	1,000	3,204	36,176
EXPENSES			
Accounting and Legal	50,108	98,113	18,923
Advertising and Promotion	51,174	53,346	44,236
Amortization	362	467	692
Automobile	4,582	5,883	3,991
Consulting Fees (Note 8(b)(iv), Note 9(b))	255,656	52,954	41,086
Distributor Fees	432	11,253	22,368
Interest and Bank Charges (Note 9(c))	20,138	28,416	21,808
Inventory Write-Down	-	-	31,800
Management Fees (Note 9(a))	129,425	136,116	69,360
Office	6,943	4,169	19,125
Office Rent	12,303	14,099	8,378
Telephone	5,659	9,145	8,281
Travel	4,257	15,832	11,977
Warehouse Rent	3,112	5,518	14,535
	544,151	435,311	316,560
LOSS BEFORE OTHER ITEMS	(543,151)	(432,107)	(280,384)
Foreign Exchange Gain (Loss)	31,803	(8,565)	6,817
Net Loss on Settlement of Debts (Note 7(a),(b), Note 8(b)(iv))	(13,432)	-	-
NET LOSS FOR THE YEAR	(524,780)	(440,672)	(273,567)
Deficit, Beginning of the Year	(1,390,984)	(950,312)	(676,745)
DEFICIT, END OF THE YEAR	(1,915,764)	(1,390,984)	(950,312)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	13,882,702	12,109,393	9,629,693
BASIC AND DILUTED LOSS PER SHARE	(0.04)	(0.04)	(0.03)

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Consolidated Statements of Comprehensive Loss

For the Years Ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007 $	2006 $	2005 $
NET LOSS FOR THE YEAR	(524,780)	(440,672)	(273,567)
Other Comprehensive Loss for the Year	-	-	-
COMPREHENSIVE LOSS FOR THE YEAR	(524,780)	(440,672)	(273,567)

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2007, 2006 and 2005
(Expressed in Canadian Dollars)

	2007 $	2006 $	2005 $
CASH PROVIDED FROM (UTILIZED FOR):			
OPERATING ACTIVITIES			
Net Loss for the Year	(524,780)	(440,672)	(273,567)
Non-Cash Items			
Amortization	362	467	692
Consulting Fees	266,400	8,541	-
Interest and Bank Charges	-	8,882	-
Inventory Write-Down			31,800
Unrealized Foreign Exchange (Gain) Loss	(19,212)	3,820	(2,370)
Loss on Settlement of Debt	13,432	-	-
Change in Non-Cash Working Capital Accounts (Note 10(a))	30,312	(20,652)	34,312
	(233,486)	(439,614)	(209,133)
FINANCING ACTIVITIES			
Shares Issued for Cash, Net of Issuance Costs	109,684	427,003	189,759
Repayments to Related Company	(2,500)	(12,800)	-
Advances from Related Parties	110,333	28,347	28,818
Repayments of Promissory Notes	-	-	(10,000)
	217,517	442,550	208,577
INVESTING ACTIVITY			
Acquisition of Property and Equipment	-	-	(1,279)
(DECREASE) INCREASE IN CASH	(15,969)	2,936	(1,835)
Cash, Beginning of the Year	23,283	20,347	22,182
CASH, END OF THE YEAR	7,314	23,283	20,347

Supplemental Cash Flow Information (Note 10)

BLACK DIAMOND BRANDS CORPORATION
(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Black Diamond Brands Corporation ("the Company") is a distributor of liquor and wine products in the Province of British Columbia, Canada, and in the State of New York, United States. The Company was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia under the name Black Diamond Holdings Corporation. On June 26, 2007, the Company changed its name to Black Diamond Brands Corporation.

While these accompanying consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company continues to incur operating losses, and has a consolidated deficit of $1,915,764 as at December 31, 2007. Operations for the year ended December 31, 2007 have been funded primarily from the issuance of share capital and the continued support of creditors.

The Company's ability to continue operations is uncertain and is dependent upon its ability to achieve profitability and obtain new sources of financing. The outcome of these matters cannot be predicted at this time. These consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

NOTE 2 – CHANGES IN ACCOUNTING POLICIES

Effective January 01, 2007, the Company adopted the accounting standards as set out in Section 1530 "Comprehensive Income", Section 3251 "Equity", Section 3855 "Financial Instruments - Recognition and Measurement", and Section 3861 "Financial Instruments – Disclosure and Presentation" of the Canadian Institute of Chartered Accountants (CICA) Handbook. These standards have been adopted on a prospective basis with no restatement to the prior years' financial statements.

a) **Financial Instruments**

The financial instrument guidelines require all financial assets, except those held to maturity and derivative financial instruments, to be measured at fair market value. All financial liabilities are measured at fair value if they are held for trading. Other financial liabilities are measured at amortized cost.

The Company classifies its financial instruments into one of the following balance sheet categories:

- Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statement of operations;

- Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts are transferred to and recorded in net income; and

- Held-to-maturity investments, loans and receivables, or other financial liabilities – all of which are initially measured at cost and where subsequent changes in cost are amortized using the effective interest rate method.

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 2 – CHANGES IN ACCOUNTING POLICIES (Continued)

a) **Financial Instruments (Continued)**

Accordingly, the Company has classified its financial instruments as follows:

- Cash is classified as held-for-trading and accordingly carried at its fair value;

- Accounts receivable and amounts due from related company are classified as loans and receivables, and accordingly carried at their amortized costs;

- Accounts payable and accrued liabilities, promissory notes payable, and amounts due to related parties are classified as other financial liabilities and are currently carried at their amortized cost.

The classification and remeasurement of the Company's opening balances for financial instruments other than available-for-sale financial assets has resulted in no material gains or losses that require an adjustment to the Company's opening deficit balance as at January 01, 2007.

The Company undertakes certain transactions in foreign currencies denominated in U.S. dollars and as such is subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to hedge exposure to foreign exchange rate risk.

b) **Comprehensive Income**

Comprehensive income is the change in net assets from transactions related to non-shareholder sources. The Company presents gains and losses which would otherwise be recorded as part of net earnings in "other comprehensive income" until it is considered appropriate to recognize them into net earnings. The Company presents comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared using Canadian Generally Accepted Accounting Principles ("Cdn GAAP"). The significant accounting policies followed by the Company and its subsidiaries are summarized below:

a) **Basis of Presentation**

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Black Diamond Importers Inc. and Liberty Valley Wines, LLC. All inter-company transactions and balances have been eliminated.

b) **Inventory**

Inventory consists of liquor products and is valued at the lower of cost and net realizable value. Cost of sales is determined on a weighted average cost basis. Warehousing, shipping and related costs are excluded from cost of sales, and are expensed as incurred.

BLACK DIAMOND BRANDS CORPORATION
(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

c) Property and Equipment

Property and equipment are recorded at cost. Amortization is calculated using the following methods and annual rates, except in the year of acquisition when one-half the rate is used:

Computer Equipment	30% Per Annum, Declining Balance Basis
Furniture and Equipment	20% Per Annum, Declining Balance Basis

Improvements, repairs and maintenance costs are expensed as incurred.

d) Share Capital and Stock-Based Compensation

The Company records proceeds from share issuances net of commissions and issuance costs. Share capital issued for non-monetary consideration is recorded at an amount based on the quoted market value of the Company's shares over a reasonable period of time before and after the date the terms of the agreement is agreed to.

Employee stock options and other types of stock-based compensation are accounted for using the fair value based method. The fair value of an option is estimated on the date of grant and expensed over the vesting period. The fair value of an Agent's warrant is determined on the date of grant and recorded as share issuance costs. The Company estimates the fair value using the Black-Scholes option-pricing model. Consideration received on the exercise of stock options or Agent's warrants is recorded as share capital and the related contributed surplus amount is transferred to share capital. The Company has not awarded any stock options for the years ended December 31, 2007 and 2006.

e) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

f) Loss Per Share

Loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of share purchase warrants is anti-dilutive.

g) Revenue Recognition

Revenue is recognized upon shipment of products to the purchaser and when reasonable assurance exists regarding the collectibility of the consideration that will be derived from the sale of the products.

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Advertising and Promotion

The Company expenses the cost of advertising in the year in which the advertising space or airtime is used.

i) Impairment of Long-Lived Assets

Long-lived assets are assessed for impairment when events and circumstances warrant. The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value. In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings. As at December 31, 2007 and 2006, management believes there has been no impairment of the Company's long-lived assets.

j) Foreign Currency Translation

Transactions in foreign currencies are translated to Canadian dollars at the rates in effect on the transaction date. Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are charged to earnings in the period they arise.

The accounts of integrated foreign operations, which are recorded in United States dollars, have been translated into Canadian dollars using the temporal method as follows:

Monetary Assets and Liabilities	At the exchange rate prevailing at the balance sheet date
Non-Monetary Assets and Liabilities	At historical exchange rates
Revenue and Expense Items	At the average exchange rate for the year

Foreign exchange gains and losses from the translation of foreign operations are reflected in the statement of operations for the current year.

k) Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of net recoverable amount of assets, the determination of the amortization period of property and equipment, the realization of future tax assets, the estimated amount of accrued liabilities, the fair value of shares issued for debt and services, and the fair value of agent's warrants. Actual results could differ from those estimates.

l) Comparative Figures

Certain items in the prior years' financial statements have been reclassified to conform with current year's financial statements presentation. Such reclassification is for presentation purposes only and has no effect on prior year's net loss and deficit.

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 4 – DUE FROM (TO) RELATED COMPANIES

		2007 $	2006 $
a)	Amounts due from Black Diamond Trading Ltd., a company controlled by the Director and Officers of the Company, are unsecured, non-interest bearing and have no specific terms of repayment.	6,883	6,883
b)	Amounts due to Paseo Investments Ltd., a company controlled by a person related to the Director and Officers of the Company, are unsecured, non-interest bearing and are due on December 31, 2008.	(47,042)	(49,542)
		(40,159)	(42,659)

NOTE 5 – DUE TO (FROM) RELATED PARTIES

	2007 $	2006 $
Due to the President (also a Director) of the Company	97,887	37,473
Due to the Vice-President (also a Director) of the Company	53,557	9,422
Due to (from) a person related to the President and Vice-President of the Company	4,784	(1,000)
	156,228	45,895

Amounts due to related parties are unsecured, non-interest bearing and have no specific terms of repayment.

NOTE 6 – PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	Net Book Value $
2007			
Computer Equipment	3,889	3,339	550
Furniture and Equipment	2,935	1,830	1,105
	6,824	5,169	1,655
2006			
Computer Equipment	3,889	3,333	556
Furniture and Equipment	2,935	1,474	1,461
	6,824	4,807	2,017

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 7 – PROMISSORY NOTES PAYABLE

		2007 $	2006 $
a)	On August 22, 2003, the Company issued a promissory note payable to a person related to the President and Vice-President of the Company for cash advanced to the Company in the amount of $159,914. The note was unsecured, bore interest at 12% per annum, payable monthly (Note 9(c)), and had a maturity date on December 31, 2008.		
	On December 21, 2007 the Company settled the outstanding promissory note payable of $149,914 by issuing 2,141,629 common shares with a fair value of $277,234. The Company recorded a loss on settlement of debt in the amount of $127,320.		
	The Company recorded an interest expense of $17,990 (2006 – $17,965).	-	149,914
b)	On October 14, 2004, the Company issued a promissory note payable to an arm's length party for cash advanced to the Company in the amount of $62,890 (US$50,000). The note is secured by inventory and personal guarantees of the controlling shareholders of the Company and was due on January 14, 2006. The Company was also required to make an additional payment to the lender in the amount of the greater of US$4.50 per case of La Joya wine sold or US$6,750 on maturity of the note.		
	During the year ended December 31, 2005, the Company issued 250,000 common shares in settlement of $31,445 (US$25,000) of the outstanding amount and paid $4,281 in interest.		
	During the year ended December 31, 2006, the Company accrued interest expense in the amount of $8,882 (US$6,750) pursuant to the agreement.		
	On December 21, 2007 the Company settled $21,053 (US$16,750) of the outstanding principal and accrued interest by issuing 200,000 common shares with a fair value of $25,890. The Company recorded a loss on settlement of debt in the amount of $4,837.		
	As at December 31, 2007, the outstanding principal and accrued interest totalled $19,737 (US$15,000) which the Company and the lender agreed to settle at a fixed exchange rate of $0.76 Canadian dollar to one United States dollar. As at auditors' report date, the loan has not been repaid.	19,737	41,777
		19,737	191,691
	Less: Current Portion	(19,737)	(41,777)
		-	149,914

14

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL

a) **Authorized**

Unlimited number of common shares without par value

b) **Issued and Outstanding**

	Number of Common Shares	Amount $
Balance, December 31, 2005	10,735,447	599,198
Issued During the Year		
For Cash – Private Placement, Net of Issuance Costs (i)	2,791,776	417,603
For Accounts Payable (ii)	50,000	8,541
Balance, December 31, 2006	13,577,223	1,025,342
Issued During the Year		
For Cash – Private Placements, Net of Issuance Costs (iii)	500,000	109,684
For Debt		
Promissory Note Payable to Related Party (Note 7(a))	2,141,629	277,234
Promissory Note Payable to Arm's Length Party (Note 7(b))	200,000	25,890
For Accounts Payable (iv)	1,000,000	129,450
Balance, December 31, 2007	17,418,852	1,567,600

(i) On April 28, 2006, the Company completed a brokered private placement of 1,591,776 units at a price of US$0.15 per unit, raising gross proceeds of $269,810 (US$238,766). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.30 per share until December 31, 2007. The Company issued to the Agent 100,000 Agent's warrants exercisable at a price of US$0.30 per share until December 31, 2007.

On October 24, 2006, the Company completed a brokered private placement of 1,200,000 units at a price of US$0.175 per unit, raising gross proceeds of $236,481 (US$210,000). One unit consists of one common share and one-half share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.30 per share until June 30, 2008. The Company issued to the Agent 120,000 Agent's warrants exercisable at a price of US$0.30 per share until June 30, 2008.

In connection with these two private placements, the Company incurred share issuance costs totalling $88,688: finder's fees of $40,615 (US$36,000), legal and professional fees of $38,673, and the fair value of Agent's warrants of $9,400 (Note 8(d)).

(ii) On April 20, 2006, the Company issued 50,000 common shares at US$0.15 per share for settlement of outstanding consulting fees in the amount of $8,541 (US$7,500) owing to the former Chief Financial Officer of the Company.

BLACK DIAMOND BRANDS CORPORATION
(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL

b) **Issued and Outstanding (Continued)**

(iii) On May 23, 2007, the Company completed a brokered private placement of 500,000 units at a price of US$0.225 per unit, raising gross proceeds of $121,871 (US$112,500). One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.40 per share until May 31, 2008. The Company paid finders' fees in the amount of $12,187 (US$11,250).

(iv) Pursuant to a consulting agreement dated June 18, 2007 with an arm's length party, the Company agreed to pay consulting fees of $266,400 (US$250,000) for investor relations services. On December 21, 2007, the Company issued 1,000,000 common shares with a fair value of $129,450 for settlement of outstanding investor relations fees in the amount of $248,175, and recorded a gain on settlement of debt in the amount of $118,725.

c) **Share Purchase Warrants**

The Company has the following warrants outstanding:

	Number of Warrants	Exercise Price Per Share US$
Balance, December 31, 2005	1,266,667	0.30
Issued During the Year (Note 8(b)(i))		
Private Placement Warrants	2,191,776	0.30
Agent's Warrants	220,000	0.30
Balance, December 31, 2006	3,678,443	0.30
Issued During the Year		
Private Placement Warrants (Note 8(b)(iii))	500,000	0.40
Expired During the Year	(2,958,443)	0.30
Balance, December 31, 2007	1,220,000	0.34

The warrants expire between May 31, 2008 and June 30, 2008.

d) **Contributed Surplus and Stock Based Compensation**

	2007 $	2006 $
Balance, Beginning of the Year	9,400	-
Stock-Based Compensation on Agent's Warrants	-	9,400
Balance, End of the Year	9,400	9,400

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 8 – SHARE CAPITAL

d) Contributed Surplus and Stock Based Compensation (Continued)

The weighted average fair value of Agent's warrants issued during the year ended December 31, 2006 was $0.04 per option. This amount was estimated on the grant date using the Black-Scholes option pricing model using the following assumptions: a risk-free interest rate of 4%; dividend yield of 0%; a stock price volatility of 78%; and an expected life of 20 months. Stock-based compensation charged against share capital was $9,400 for the year ended December 31, 2006.

There were no stock options or agent's warrants granted during the year ended December 31, 2007.

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the Company's Agent's warrants.

NOTE 9 – RELATED PARTY TRANSACTIONS

In addition to those transactions disclosed elsewhere in these financial statements, the Company had the following transactions with related parties:

	2007 $	2006 $	2005 $
a) Management fees charged by the President (also Chief Executive Office and Director) and the Vice-President (also a Director), both major shareholders of the Company, for management, administration, supervision and company development services.			
On January 01, 2007, the Company entered into management agreements with the President and the Vice-President for general management and operational services for combined management fees of US$120,000 per annum. On January 01, 2008, the agreements were renewed for a ten-year term.	129,425	136,116	69,360
b) Consulting fees charged by a company controlled by the former Chief Financial Officer of the Company for management and administration services.	-	33,116	30,526
c) Interest accrued to a person related to the President and Vice-President of the Company for cash advanced to the Company (Note 7(a))	17,990	17,965	17,911

All related party transactions were in the normal course of operations and were measured at the exchange value, which represented the fair value established and agreed to by the related parties.

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 10 – SUPPLEMENTAL CASH FLOW INFORMATION

a) **Change in Non-Cash Working Capital Accounts**

	2007 $	2006 $	2005 $
GST Recoverable	2,020	(5,449)	(6,865)
Inventory	6,124	(49,710)	97,765
Prepaid Expenses	270	-	(270)
Accounts Payable and Accrued Liabilities	21,898	34,507	(56,318)
	30,312	(20,652)	34,312

b) **Significant Non-Cash Financing Activities**

	2007	2006	2005
Issuance of Shares for Settlement of Accounts Payable	129,450	8,541	8,824
Issuance of Shares for Settlement of Promissory Notes Payable	303,124	-	31,445
Stock Based Compensation on Agent's Warrants	-	9,400	-
	432,574	17,941	40,269

c) **Other Information**

	2007	2006	2005
Interest Paid	14,354	18,379	21,008

NOTE 11 – INCOME TAXES

a) **Provision for Income Taxes**

A reconciliation of the statutory tax rates with the Company's income tax expense is as follows:

	2007	2006
Combined Canadian federal and provincial income tax rates	17.62%	17.62%
	$	$
Loss before income taxes	(524,780)	(440,672)
Expected income tax recovery	(92,467)	(77,646)
Items not deductible for tax purposes	328	474
Deductible share issuance costs	(4,676)	(4,246)
Unrecognized tax benefits	96,815	81,418
Total income tax expense (recovery)	-	-

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 11 – INCOME TAXES (Continued)

b) **Future Income Taxes**

The tax effects of significant temporary differences that give rise to future income tax assets are:

	2007	2006
	$	$
Future income tax assets resulting from:		
Non-capital losses carry-forward	312,484	220,210
Share issuance costs	13,004	15,533
Tax value of assets in excess of net book values	268	204
Valuation allowance	(325,756)	(235,947)
Net future income tax assets	-	-

As at December 31, 2007, the Company and its subsidiaries have non-capital losses of approximately $1,772,000 which may be applied to reduce taxable income of future years. The non-capital losses expire as follows:

Year	$
2008	205,000
2009	186,000
2010	36,000
2014	116,000
2015	279,000
2026	410,000
2027	540,000
	1,772,000

Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements.

NOTE 12 – SUBSEQUENT EVENTS

a) In April 2008, the Company entered into a copyright licensing agreement with an arm's length party for the exclusive right to use copyrighted photographs on the Company's wine bottles and for advertising and promotional use for a term of 3 years.

Pursuant to the agreement, the Company agreed to pay a fee of US$30,000 in consideration for prior uses of the copyrighted photographs. The Company accrued such fee in advertising and promotion expense for the year ended December 31, 2007. The Company is also committed to pay a minimum royalty of US$22,500 per year to be applied against a royalty of US$1.00 per case of certain wine products sold by the Company.

The above fees and royalty payments are secured by the personal guarantees of the President and Vice-President of the Company.

BLACK DIAMOND BRANDS CORPORATION
(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(Expressed in Canadian Dollars)

NOTE 12 – SUBSEQUENT EVENTS (Continued)

b) On June 27, 2008, the Company completed a non-brokered private placement of 1,000,000 units at a price of US$0.15 per unit, raising gross proceeds of US$150,000. One unit consists of one common share and one share purchase warrant. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.25 per share until June 15, 2009. The Company paid finders' fees in the amount of US$15,000.

c) Pursuant to a Rights Purchase Agreement dated June 24, 2008, the Company agreed to acquire certain oil and gas rights in a property located in the Montag area of Alberta (the "Montag Property") for a cash consideration of $20,500. The acquisition is pending on the resolution of a dispute between the vendor and the underlying owner and operator of the Montag Property with respect to the vendor's entitlement to a working interest in the Montag Property.

NOTE 13 – SEGMENTED INFORMATION

The Company is a distributor of liquor and wine products and considers itself to be a single-segment operator.

Geographic Segment

Information regarding geographic segments is as follows:

	Total		Canada		USA	
	2007 $	2006 $	2007 $	2006 $	2007 $	2006 $
Sales	3,965	5,105	3,965	5,105	-	-
Inventory	58,701	64,825	10,238	13,309	48,463	51,516
Property and Equipment	1,655	2,017	1,655	2,017	-	-

Major customer

Sales generated from individual customers comprising 10% or more of the Company's revenues are as follows:

	2007 $	2006 $
British Columbia Liquor Distribution Branch	3,965	5,105

BLACK DIAMOND BRANDS CORPORATION

(Formerly Black Diamond Holdings Corporation)

Notes to the Consolidated Financial Statements

December 31, 2007 and 2006

(Expressed in Canadian Dollars)

NOTE 14 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada which would not differ in all material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and from practices prescribed by the United States Securities and Exchange Commission. Accordingly, there were no reported differences for the Company for the years ended December 31, 2007 and 2006 which would require reconciliation from Cdn GAAP to US GAAP.

a) **Income Taxes**

The Company uses the asset and liability method to account for income taxes pursuant to Section 3465 of the Canadian CICA Handbook which is substantially consistent with Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes".

As described in note 11, the Company has future income tax assets related to its Canadian operations calculated at the substantively enacted rates in Canada at December 31, 2007 and 2006 of 17.62%. For US GAAP purposes, SFAS No. 109 requires deferred tax assets to be measured at only enacted tax rates. These assets would have been reduced to $nil by a valuation allowance, which is consistent with the accounting treatment under Cdn GAAP. Accordingly, there is no difference in the consolidated financial position or results of operations reported under Cdn GAAP and US GAAP for the years ended December 31, 2007 and 2006.

b) **Stock-Based Compensation**

The Company's policy for accounting for stock-based compensation awards under Cdn GAAP is disclosed in Note 3(d). For US GAAP purposes, the Company uses the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Cdn GAAP, under the Statement of Financial Accounting Standards ("SFAS") No. 123R "Accounting for Stock-Based Compensation". Accordingly, there is no difference in the consolidated financial statements under Cdn GAAP or US GAAP for the years ended December 31, 2007 and 2006.

c) **Recent United States Accounting Pronouncements**

(i) Fair Value Measurements

In September 2006, FASB issued SFAS 157 "Fair Value Measurements" to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. The standard is effective for fiscal period beginning after November 15, 2007. The adoption of this statement does not have a material effect on these consolidated financial statements.

(ii) Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, FASB issued SFAS 159 "Fair Value Option for Financial Assets and Liabilities" to permit entities to measure eligible financial instruments at fair value. The standard is effective for fiscal period beginning after November 15, 2007. The adoption of this statement does not have a material effect on these consolidated financial statements.